JOURNAL REGISTER COMPANY
2002 ANNUAL REPORT

COMPANY PROFILE

Journal Register Company is a leading U.S. newspaper publishing company that owns 23 daily newspapers, including the *New Haven Register*, Connecticut's second largest daily and Sunday newspaper, and 233 non-daily publications. Journal Register Company operates 147 Web sites, which are affiliated with the Company's daily newspapers and non-daily publications and can be accessed at www.journalregister.com. All of the Company's operations are strategically clustered in six geographic areas: Greater Philadelphia, Connecticut, Greater Cleveland, Central New England, and the Capital-Saratoga and Mid-Hudson regions of New York.

FINANCIAL HIGHLIGHTS[1]

In Millions Of Dollars



1998 426.8
1999 469.6
2000 464.0
2001 394.4
2002 407.8
TOTAL REVENUES
1998[2] 146.7
1999 160.7
2000 156.9
2001 114.9
2002 115.3
EBITDA[3]
1998[2] 86.8
1999 87.4
2000 86.7
2001 57.1
2002 61.6
FREE CASH FLOW[3]
1998[2] 122.9
1999 131.9
2000 129.3
2001 88.5
2002[4] 100.3
OPERATING INCOME[3]
1998[2] 48.0
1999 47.7
2000 48.5
2001 34.2
2002[4] 48.1
NET INCOME[3]
1998 765.0
1999 731.5
2000 494.6
2001 522.8
2002 483.4
TOTAL DEBT

1. The results of operations sold by the Company in 2000 and 2001 are included until their respective dates of sale.
2. Adjusted to exclude special charges and extraordinary items. See notes to Selected Financial Data.
3. See Appendix A. "Reconciliation of Certain Non-GAAP Financial Measures," immediately following the Form 10-K included in this Annual Report.
4. On December 31, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142) "Goodwill and Other Intangible Assets," which favorably affected comparisons of 2002 results with prior years. Refer to the discussion in Note 3 to the Company's financial statements included in its Form 10-K.

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Robert M. Jelenic
Chairman, President and
Chief Executive Officer

TO OUR SHAREHOLDERS

Two thousand and two was a year of significant accomplishment for Journal Register Company. We delivered solid results in what proved to be a more challenging year than we and others had anticipated. Our results were highlighted by net income of $1.14 per diluted share, as compared to $1.03 per diluted share in 2001 on a comparable basis, and free cash flow of $61.6 million, or $1.46 per diluted share, as compared to $57.1 million, or $1.34 per diluted share, in 2001.*

These results reflect sequential quarterly improvement in year-over-year advertising revenue trends, with positive year-over-year advertising results in the fourth quarter, and the impact of our continued focus on stringent cost controls. Our cash operating expenses on a same-store basis for 2002 were down two percent and our non-newsprint cash operating expenses on a same-store basis were up 0.3 percent.

This overall cost containment was achieved despite substantial increases in employee benefit costs, primarily pension and medical, and general insurance costs, and contributed to our ability to once again generate substantial free cash flow. Maximizing free cash flow has always been one of our top priorities as it helps fuel our growth.

In addition to our strong financial performance, we had several operational achievements in 2002. We increased our Company-wide readership by approximately three percent, we increased circulation at 13 of our 23 daily newspapers, we launched six new publications, we completed the consolidation of five daily newspapers and thirty-two non-daily newspapers into our new central production facility in Exton, Pennsylvania, we completed three strategic acquisitions and we integrated the 25 acquired publications into our existing clusters.

Our 2002 results can be attributed to our continued focus on further strengthening our local franchises and expanding our clusters. The strength of our local franchises is driven by our proprietary local information and our award-winning journalism, published in a reader-friendly format. Our strong local franchises, combined with our focused management team and our 4,800 talented, hard-working employees operating together in tightly integrated clusters, have enabled us to operate at the highest performance levels in the industry.

"Our newspapers are increasingly vital to the local communities they serve and are an integral part of the day-to-day lives of their readers."

While the economy in 2002 kept pressure on advertising revenues, which were down 1.6 percent on a same-store basis for the year, we saw significant improvement in year-over-year advertising revenue trends each quarter, with positive year-over-year results reported in the fourth quarter. Our continued focus on small account growth and the benefits of cross-selling in our clusters contributed to increases in advertising momentum as we progressed through 2002.

Several of our newspapers posted strong advertising revenue growth in 2002, led by the Southern Rhode Island Newspaper Group, our weekly newspaper group in Wakefield, Rhode Island, which was up 8.9 percent; *The Times Herald*, Norristown, Pennsylvania, which was up 8.3 percent; *The Middletown Press*, Middletown, Connecticut, which was up 5.8 percent; and *The Oneida Daily Dispatch*, Oneida, New York, which was up 5.3 percent.

Complementing our local print products, our online business posted strong results in 2002, with revenues of four million dollars, an increase of almost 13 percent as compared to 2001. Page views increased to 100 million, resulting in a compound annual growth rate of 44 percent since 2000. We remain focused on growing our online franchises in each of our markets and expect to drive this growth through improved functionality, content enhancement, and additional advertising product offerings.

Our circulation revenue performance for 2002 was one of the best in the industry. Same-store circulation revenues increased 1.2 percent as compared to 2001, and 13 of our 23 daily newspapers posted circulation gains in both the March and September 2002 Audit Bureau of Circulation FAS-FAX reports. This growth validates industry research that shows that 59 percent of readers prefer the type of intensely local, suburban newspapers produced by Journal Register Company to other news sources when making local buying decisions.

Our commitment to producing high-quality, award-winning newspapers that are a must-read in their communities led to an increase in overall Company readership of approximately three percent based on Company newspapers measured by Scarborough Research last year. Our two largest clusters, Greater Philadelphia and Connecticut, led our readership growth, with our Greater Philadelphia newspapers posting readership gains of 4.4 percent daily, 7.6 percent Sunday and 5.5 percent non-daily, and our Connecticut newspapers posting readership gains of 3.7 percent daily, 3.1 percent Sunday and 6.4 percent non-daily, based on newspapers measured. With the exception of our smallest daily newspaper, all of our daily and Sunday newspapers in our Connecticut and Greater Philadelphia clusters were measured by Scarborough.

In addition to growing the readership of our existing newspapers, we also continued to build on our strong local franchises with new product launches, highlighted by the launch of the Lansdale edition of the *Sunday Times Herald* in Montgomery County,

Three of the Company's newspapers acquired in 2002


News Gleaner

Governor's race a dead heat

For local voters, Section 8 key issue


County Press

A New Look For St. Alban's Circle


Main Street News

Two of the Company's new product launches in 2002





Governor's budget plan to expand tax break
THE REPORTER SUNDAY
inside Reporter launches Sunday edition
Accused cop-killer charged in Hilltown armed robbery
Bicyclist hurt in crash

Pennsylvania – our sixth launch of a Sunday edition since 1994. This new edition, which generated revenues of approximately one million dollars in 2002 on an annualized basis, and our five other product launches, including *Connecticut Bride* magazine, contributed significantly to our success in 2002.

In addition to growing our readership and launching several new products, we capitalized on opportunities to strengthen our market position through strategic acquisitions. In March, we expanded our Greater Philadelphia cluster by acquiring the News Gleaner Publications in Northeast Philadelphia, which includes 15 non-daily publications and a commercial printing operation. These operations reported combined annual 2001 revenues of approximately five million dollars. In March, we also acquired The Main Street News Group in Essex, Connecticut. This group consists of three non-daily publications, had combined annual revenues in 2001 of approximately $600,000, and is a terrific addition to our Connecticut cluster's Shore Line Newspaper Group. In October, we acquired Press Newspapers in Springfield, Pennsylvania. This acquisition is composed of seven non-daily publications, which generated total annual revenues of approximately $1.8 million in 2001, and complements our existing Delaware County publications.

We expect these three acquisitions and our five 2001 acquisitions, as well as our new product launches, to contribute meaningfully to our growth in 2003 as we continue to expand our advertising cross-sell programs and realize additional operating synergies.

In 2002, we also completed the consolidation of five of our daily newspapers and thirty-two of our non-daily publications into our new production facility in Exton, Pennsylvania. This consolidation resulted in cash expense savings in 2002 of $1.1 million and we expect these savings to increase to $1.4 million in 2003. This is an excellent example of the operating efficiencies derived from our clustering strategy.

In September, we also installed a new press at our newspaper operation in Fall River, Massachusetts, where we print The *Herald News,* the *Taunton Daily Gazette* and several other weekly and niche products for our New England and Connecticut newspapers. The new press is more efficient and it enabled us to improve our print quality and increase our color capacity. The improved efficiency made it possible to move the *Taunton Daily Gazette* to a more desirable morning distribution cycle.

In addition to the substantial operating efficiencies and expense savings derived from these investments, the impact they have had on the quality of our newspapers was recently recognized at the 2002 America East print quality contest, where our papers won five awards, including **Best of Show**. This award recognized the *Daily Local News,* West Chester, Pennsylvania, as the best of all submissions across all circulation categories nationwide for print quality.

Our commitment to excellence in journalism has been consistent and our newspapers continue to win hundreds of awards for their quality and comprehensiveness. Our 2002 journalism awards included the following:

Our flagship and largest daily and Sunday newspaper, the *New Haven Register* in New Haven, Connecticut, was recognized by the Associated Press Sports Editors as one of the **Top 10** newspapers in the country in its circulation category for its **Sunday Sports Section**, its **Sports Special Section** on the New York Yankees' 100th anniversary, and for **Enterprise Reporting (Sports)** for its seven-day series marking the 150th anniversary of the Yale-Harvard regatta rivalry;

The Record in Troy, New York, and *The Reporter* in Lansdale, Pennsylvania, tied for first place for the **Best Daily Sports Section** in the 2002 Suburban Newspapers of America editorial contest; and

The Litchfield County Times in New Milford, Connecticut, won first place for **General Excellence in Lifestyle Journalism** in the under-25,000 circulation category in the Missouri School of Journalism 2002 editorial contest.

Our newspapers are increasingly vital to the local communities they serve and are an integral part of the day-to-day lives of their readers. Our dedicated employees take their responsibility to their local communities very seriously and are driven to produce the best newspapers they can, each and every day.

As we move forward, we remain committed to being the number one provider of local information in the markets we serve. The strength of our local franchises and our successful clustering strategy, combined with the efforts of our talented and dedicated employees, position us well to profitably grow Journal Register Company.

Robert M. Jelenic
Chairman, President and
Chief Executive Officer
March 2003

*See Appendix A

△

The Company's flagship newspaper, the ***New Haven Register****, New Haven, CT, placed among the Top 10 newspapers for Best Sunday Sports Section, Best Special Section (Sports) and Best Enterprise Reporting (Sports) in the 40,000 to 100,000 circulation category at the Associated Press Sports Editor Contest for 2002.*

#1 PROVIDER OF LOCAL INFORMATION IN OUR MARKETS

Readers consistently turn to Journal Register Company newspapers as their number-one source for local information. From news on last night's high school game and a look at next week's cafeteria menu, to the date of the next town hall meeting and a thorough review of proposed local tax hikes, we strive to keep our readers connected to their communities.

Company-wide, our readership grew approximately three percent in 2002, while 13 of our 23 daily newspapers posted gains in daily or Sunday circulation numbers. Our strategy could not be simpler: we are at home where our readers live, work and play and we are committed to doing whatever it takes to keep them connected to their communities and to enhance their quality of life.



THE RECORD

Green Island to get 125 jobs

Tough day at the races

Mailer money at the center of council dispute

The Record*, Troy, NY, tied for first place with Journal Register Company's* ***The Reporter****, Lansdale, PA, for the Best Sports Section for daily newspapers in all circulation categories in the 2002 Suburban Newspapers of America Editorial Contest.*



THE LITCHFIELD COUNTY TIMES

Canaan Plant Had Key Role in WWII

Acquired in August of 2001, ***The Litchfield County Times****, New Milford, CT, won the Missouri School of Journalism's 2002 First Place Award for General Excellence in Lifestyle Journalism for the under-25,000 circulation category.*



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With 100 million page views last year, Journal Register Company Web sites generated over $4 million in revenues. One of our objectives is to be the #1 provider of proprietary local information in print and online in the communities we serve.



TAUNTON DAILY GAZETTE

Rescuers save the life of 8-year-old boy

Tiger's coming to Norton

*The **Taunton Daily Gazette**, Taunton, MA, tied for first place in the Best Coverage of Local Business and Economic News category for daily newspapers in all categories at the 2002 Suburban Newspapers of America Editorial Contest, and also won the first place award for Best Sports Writing for the under-25,000 circulation category.*

CLUSTERING SYNERGIES

*Journal Register Company's second-largest newspaper, **The News-Herald** in Willoughby, OH, was awarded first place for Best Sports Columnist, Best Special Section and Best Photographer by the Associated Press Society of Ohio in June of 2002 in the 25,000 to 74,999 circulation category for all Ohio newspapers.*

▽

As pioneers of the clustering concept, we have learned how to make the most of shared resources. We have enhanced the scope and content of our local news coverage, eliminated inefficiencies both on the beat and in the back office, and have automated our production processes for increased efficiencies and improved quality. These synergies allow us to provide our readers with more timely and comprehensive local news coverage packaged in a colorful and compelling format, which drives our circulation and readership growth, and enable us to deliver one of the highest margins in the newspaper business.



SPORTS

Tribe royally swept

Indians lose, 4-1, to Kansas City Royals/Page C1

NATION

Officials find lax se

Investigators say terrorism safeguards poor at lab

Geauga Edition

THE NEWS-HERAL

ay, May 13, 2002

Today

★★★★ IT'S ALL YOU REALLY NEED

www.news-herald.com

TO SUBSCRIBE, CALL (800) 94

The News-Herald's

GS OF

OLD

100 daily.

s inside.

River claims lif

CREATING SYNERGIES ACROSS SIX STRATEGIC CLUSTERS



Capital-Saratoga
Greater Cleveland
Mid-Hudson
Central New England
Connecticut
Greater Philadelphia

Journal Register Company prints 23 daily and 226 non-daily publications at 15 production facilities within its six clusters.

Publication	Origin Date	Community	Daily Circ.	Sunday Circ.	Non-Daily Dist.
GREATER PHILADELPHIA					
Delaware County Daily and Sunday Times	1876	Primos, PA	47,730	44,751	
Daily Local News	1872	West Chester, PA	28,894	30,064	
The Mercury	1930	Pottstown, PA	24,626	25,837	
The Times Herald	1799	Norristown, PA	17,666	29,112	
The Reporter	1870	Lansdale, PA	18,523		
The Phoenix	1888	Phoenixville, PA	3,675		
The Trentonian	1945	Trenton, NJ	48,220	37,625	
Montgomery Newspapers (24)	1872	Ft. Washington, PA			284,512
News Gleaner Publications (15)	1882	Philadelphia, PA			179,454
InterCounty Newspaper Group (18)	1869	Newtown, PA			89,541
Chesapeake Publications (15)	1869	Kennett Square, PA			89,384
Town Talk Newspapers (7)	1964	Ridley, PA			85,200
Acme Newspapers (4)	1930	Ardmore, PA			76,595
Penny Pincher Shoppers (6)	1988	Pottstown, PA			50,500
Suburban Publications (3)	1885	Wayne, PA			31,374
County Press Publications (7)	1931	Newtown Square, PA			24,225
Lil' Book	2001	Trenton, NJ			40,200
Real Estate Today	1978	Pottstown, PA			36,300
Tri-County Record	1975	Morgantown, PA			19,370
The Homes Magazine	1988	West Chester, PA			19,355
Chester County Kids	2001	West Chester, PA			18,000
The Village News	1980	Downingtown, PA			18,000
Township Voice	1991	Phoenixville, PA			15,000
The Times Record	1980	Kennett Square, PA			9,000
Blue Bell Journal	1999	Blue Bell, PA			5,200
TMC Products (5)					103,100
			189,334	**167,389**	**1,194,310**



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Publication	Origin Date	Community	Daily Circ.	Sunday Circ.	Non-Daily Dist.
CONNECTICUT					
New Haven Register	1755	New Haven	99,002	100,020	
The Herald	1881	New Britain	16,323	32,754	
The Bristol Press	1871	Bristol	12,835		
The Register Citizen	1889	Torrington	10,839	10,060	
The Middletown Press	1884	Middletown	9,803		
Shore Line Newspapers (13)	1877	Guilford			144,128
Litchfield County Times Group (4)	1981	New Milford			103,886
Imprint Newspapers (12)	1880	Bristol			94,225
Housatonic Publications (9)	1825	New Milford			56,353
Elm City Newspapers (8)	1931	Milford			89,759
Minuteman Newspapers (2)	1993	Westport			37,121
Connecticut's County Kids (2)	1989	Westport			43,450
Foothills Trader (3)	1965	Torrington			49,926
Connecticut Magazine (3)	1938	Trumbull			717,089
Gamer Publications (3)	1981	Bristol			55,000
Main Street News (3)	1989	Essex			29,800
East Hartford Gazette	1885	East Hartford			19,217
Homefinder	1976	New Britain			16,053
Thomaston Express	1874	Thomaston			1,866
TMC Products (8)					260,044
			148,802	**142,834**	**1,717,917**
GREATER CLEVELAND					
The News-Herald	1878	Willoughby	47,291	57,370	
The Morning Journal	1921	Lorain	33,410	36,823	
County Kids (2)	1997	Willoughby & Lorain			38,200
TMC Products (2)					68,918
			80,701	**94,193**	**107,118**
CENTRAL NEW ENGLAND					
The Herald News	1872	Fall River, MA	22,943	25,354	
Taunton Daily Gazette	1848	Taunton, MA	12,906	12,348	
The Call	1892	Woonsocket, RI	15,876	18,915	
The Times	1885	Pawtucket, RI	13,673		
Kent County Daily Times	1892	West Warwick, RI	4,134		
Southern Rhode Island Newspapers (8)	1854	Wakefield, RI			39,960
Hometown Newspapers (6)	1969	West Warwick, RI			44,611
County Kids (3)	1997	Fall River & Taunton, MA & Pawtucket, RI			49,522
Neighbors	1999	Pawtucket & Woonsocket, RI			19,260
Northwest Neighbors	2002	Woonsocket, RI			9,948
TMC Products (4)					112,933
			69,532	**56,617**	**276,234**
CAPITAL-SARATOGA REGION OF NEW YORK					
The Record	1896	Troy	21,912	23,433	
The Saratogian	1855	Saratoga Springs	10,856	12,696	
The Oneida Daily Dispatch	1850	Oneida	7,252		
Pennysaver (2)	1957	Oneida			23,085
Community News	1969	Clifton Park			28,398
TMC Products (2)					46,050
			40,020	**36,129**	**97,533**
MID-HUDSON REGION OF NEW YORK					
Daily Freeman	1871	Kingston	21,478	28,364	
Taconic Press (11)	1846	Millbrook			215,732
Roe Jan Independent Publishing (2)	1973	Hillsdale			20,669
Wheels	2001	Kingston			39,380
Doorways	1983	Kingston			28,408
			21,478	**28,364**	**304,189**
Total Journal Register Company			**549,867**	**525,526**	**3,697,301**

Board of Directors



Robert M. Jelenic
Chairman, President and Chief Executive Officer



Jean B. Clifton
Executive Vice President, Chief Financial Officer and Secretary



John L. Vogelstein
Vice Chairman and President, Warburg Pincus LLC



John R. Purcell
Chairman and Chief Executive Officer, Grenadier Associates, Ltd.



Joseph A. Lawrence
Private Investor and Consultant



Gary D. Nusbaum
Managing Director, Aetos Capital, LLC



Errol M. Cook
Private Investor and Consultant



Burton B. Staniar
Chairman, Knoll, Inc.



Journal Register Company senior executive officers standing in front of the state-of-the-art MAN Roland GEOMAN press at Journal Register Offset (left to right): **Marc S. Goldfarb**, Vice President and General Counsel; **Jean B. Clifton**, Executive Vice President, Chief Financial Officer and Secretary; **Robert M. Jelenic**, Chairman, President and Chief Executive Officer; **Thomas E. Rice**, Senior Vice President, Operations; **Allen J. Mailman**, Senior Vice President, Technology

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12955

JOURNAL REGISTER COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware	22-3498615
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

50 West State Street
Trenton, New Jersey 08608-1298
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(609) 396-2200**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). [X] Yes [ ] No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 18, 2003, was approximately $567,166,902.

As of March 18, 2003, 41,157,534 shares of the registrant's Common Stock, par value $0.01 per share, were outstanding (excluding treasury shares).

Documents Incorporated by Reference. The information called for by Part III is incorporated by reference to the definitive Proxy Statement for the Company's 2003 Annual Meeting of Stockholders, which will be filed on or before April 28, 2003.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. Forward-looking statements include statements regarding the plans and objectives of the Company for future operations and trends affecting the Company's financial condition and results of operations. In addition, the words "anticipates," "projects," "plans," "intends," "estimates," "expects," "may," "believes" and similar words are intended to identify these forward-looking statements. All forward-looking statements in this Report are based on information available to the Company (as hereinafter defined) as of the date this Report is filed with the Securities and Exchange Commission, and the Company assumes no obligation to update any such forward-looking statements, except as required by law. All forward-looking statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of certain factors including, but not limited to, the unavailability or a material increase in the price of newsprint, the success of the Company's acquisition strategy, dispositions, the ability of the Company to achieve cost reductions and integrate acquisitions, competitive pressures, general or regional economic conditions, advertising trends and material increases in interest rates, among other things. These and other factors are discussed in more detail below under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Factors Which May Affect the Company's Future Performance." Such factors should not be construed as exhaustive. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1. Business.

General

Journal Register Company (the "Company") is a leading U.S. newspaper publisher with total paid daily circulation of approximately 550,000 and total non-daily distribution of approximately 3.7 million, as of December 29, 2002. The Company currently owns and operates 23 daily newspapers and 233 non-daily publications strategically clustered in six geographic areas: Greater Philadelphia, Connecticut, Greater Cleveland, Central New England, and the Capital-Saratoga and Mid-Hudson regions of New York. The Company's newspapers are characterized by an intense focus on the coverage of local news and local sports and offer compelling graphic design in colorful, reader-friendly packages. The Company also operates 147 Web sites, which represent each of the Company's publications.

The Company's objective is to continue its growth in revenues, EBITDA and net income. The principal elements of the Company's strategy are to: (i) expand advertising revenues and readership; (ii) grow by acquisition; (iii) capture synergies from geographic clustering; and (iv) implement consistent operating policies and standards.

The Company has been a leader in executing its clustering strategy. The Company believes that its clustering strategy creates significant synergies and cost savings within each cluster, including cross-selling of advertising, centralized news gathering and consolidation of printing, production and back office activities. The Company also believes that its clustering strategy enables it to improve print quality and distribution, introduce new products and services in a cost-effective manner and increase readership. In addition, clustering allows the Company to offer its advertisers expanded reach both geographically and demographically.

From September 1993 through December 2002, the Company successfully completed (i) 25 strategic acquisitions, acquiring 14 daily newspapers, 192 non-daily publications and four commercial printing companies; and (ii) two dispositions.

In 2002, the Company completed three strategic acquisitions. On March 18, 2002, the Company completed the acquisition of the assets of News Gleaner Publications, Inc. and Big Impressions Web Printing, Inc., which are based in Northeast Philadelphia, Pennsylvania. This acquisition included eight weekly newspapers, with total circulation of approximately 121,000, serving Northeast Philadelphia, seven monthly publications, with total circulation of approximately 59,000, serving Montgomery County, Pennsylvania, and a commercial printing operation. On March 22, 2002, the Company completed the acquisition of the assets of the Essex, Connecticut-based Hull Publishing, Inc. This acquisition included one weekly newspaper with total circulation of 5,000 and two annual magazines with total distribution of approximately 20,000. On October 14, 2002, the Company completed the acquisition of seven weekly newspapers serving Delaware County, Pennsylvania, with total circulation of approximately 24,000.

In 2001, the Company completed five strategic acquisitions. On January 31, 2001, the Company completed the acquisition of the Pennsylvania and New Jersey newspaper operations from Chesapeake Publishing Corporation's Mid-Atlantic Division. This acquisition included 13 publications with non-daily distribution of approximately 90,000. On June 7, 2001, the Company completed the acquisition of the operations of Montgomery Newspaper Group's community newspapers and magazines, which are based in Fort Washington, Pennsylvania, from Metroweek Corporation. Total distribution of the 24 non-daily publications acquired from Metroweek Corporation is approximately 285,000. On August 1, 2001, the Company completed the acquisition of the assets of Roe Jan Independent Publishing, Inc., which is based in Hillsdale, New York. Total distribution of the two non-daily publications included in this purchase is approximately 21,000. On September 14, 2001, the Company completed the acquisition of the assets of *The Reporter*, a 19,000-circulation daily newspaper based in Lansdale, Pennsylvania. On October 25, 2001, the Company completed the acquisition of *The Litchfield County Times*, a weekly newspaper based in New Milford, Connecticut, with circulation of approximately 12,000. The acquisition also included three lifestyle magazines serving Litchfield and Fairfield counties in Connecticut and Westchester County, New York, with total monthly distribution of approximately 90,000.

In order to achieve a strategic repositioning in six geographic clusters and a reduction in the Company's leverage, the Company sold its operations in the greater St. Louis area in 2000 and two daily newspapers and a commercial printing operation in the southern part of central Ohio in early 2001. The proceeds from these sales were used to reduce the Company's outstanding debt, repurchase Company stock and for strategic acquisitions.

In December 2001, the Company commenced operations at its newly constructed production facility, Journal Register Offset, located in Exton, Pennsylvania. The plant currently produces five of the Company's seven daily newspapers and 32 of the Company's 113 non-daily publications in the Greater Philadelphia cluster. The new facility generated approximately $1.1 million of cash expense savings in fiscal year 2002, and the Company expects to achieve additional savings and to continue to produce excellent product quality at the Exton facility.

The majority of the Company's daily newspapers have been published for more than 100 years and are established franchises with strong identities in the communities they serve. For example, the *New Haven Register*, the Company's largest newspaper based on daily circulation, has roots in the New Haven, Connecticut area dating back to 1755. In many cases, the Company's daily newspapers are the only general circulation daily newspapers published in their respective communities. The Company's non-daily publications serve well-defined suburban circulation areas.

The Company manages its newspapers to best serve the needs of its local readers and advertisers. The editorial content of its newspapers is tailored to the specific interests of each community served and includes coverage of local youth, high school, college and professional sports, as well as local business, politics, entertainment and culture. The Company maintains high product quality standards, and uses extensive process color and compelling graphic design to more fully engage existing readers and to attract new readers. The Company's newspapers typically are produced using advanced prepress pagination technology, and are printed on efficient, high-speed presses.

The Company's revenues are derived from advertising (72.9 percent of 2002 revenues), paid circulation (22.3 percent of 2002 revenues), including single copy sales and subscription sales, and commercial printing and other activities (4.8 percent of fiscal year 2002 revenues). The Company's advertiser base is predominantly local. The Company's newspapers seek to produce desirable results for local advertisers by targeting readers based on certain geographic and demographic characteristics. The Company seeks to increase readership, and thereby generate traffic for its advertisers, by focusing on high product quality, local content as well as creative and interactive promotions. The Company promotes single copy sales of its newspapers because it believes that such sales have higher readership than subscription sales, and that single copy readers tend to be more active consumers of goods and services, as indicated by a Newspaper Association of America ("NAA") study. Single copy sales also tend to generate higher profit margins than subscription sales, as single copy sales generally have higher per unit prices and lower distribution costs. Subscription sales, which provide readers with the convenience of home delivery, are an important component of the Company's circulation base. The Company also publishes numerous special sections and niche and special interest publications. Such publications tend to increase readership within targeted demographic groups and geographic areas. The Company's management believes that as a result of these strategies, its newspapers represent an attractive and cost-effective medium for its readers and advertisers.

The Company's advertising revenues in 2002 were derived primarily from a broad group of local retailers (approximately 55.2 percent) and classified advertisers (approximately 39.6 percent). No single advertiser accounted for more than 1 percent of the Company's total fiscal year 2002 revenues. The Company's management believes that its advertising revenues tend to be relatively stable because its newspapers rely on a broad base of local retail and local classified advertising, rather than more volatile national and major account advertising.

Substantially all of the Company's operations relate to newspaper publishing. In addition to its daily newspapers and non-daily publications, the Company owns four commercial printing operations that complement and enhance its publishing operations.

Overview of Operations

The Company's operations are clustered in six geographic areas:

Greater Philadelphia. The suburban Philadelphia area is one of the fastest growing and most affluent areas in Pennsylvania. Since 1990, the population of the areas covered by the Company's Greater Philadelphia Cluster has increased approximately eight percent, and average household income has increased approximately 62 percent.

The Company owns seven daily newspapers and 113 non-daily publications serving areas surrounding Philadelphia. These publications include: in Pennsylvania, the *Delaware County Daily and Sunday Times* (Primos); the *Daily Local News* (West Chester); *The Mercury* (Pottstown); *The Times Herald* (Norristown); *The Reporter* (Lansdale); *The Phoenix* (Phoenixville); Montgomery Newspapers, a group of 24 non-daily publications; News Gleaner Publications, which includes eight weekly publications serving Northeast Philadelphia and seven monthly publications serving Montgomery County, Pennsylvania; the InterCounty Newspaper Group, a group of 18 weekly newspapers serving suburban Philadelphia and central and southern New Jersey; Chesapeake Publishing, a group of 15 non-daily publications; Town Talk Newspapers (Media); Acme Newspapers, a group of non-daily newspapers, including the *Main Line Times*, serving Philadelphia's affluent Main Line; the *News of Delaware County*, one of the largest audited community newspapers in the United States; and the Penny Pincher Shoppers (Pottstown). Also, in New Jersey, the Company owns *The Trentonian* (Trenton, NJ), a daily newspaper operation. The Company also owns three commercial printing companies in Pennsylvania, two of which print more than 30 of the Company's non-daily publications in addition to printing for other non-affiliated customers, and one of which is a premium quality sheet-fed printing operation.

The seven Greater Philadelphia Cluster daily newspapers have aggregate daily and aggregate Sunday circulation of approximately 189,000 and 167,000, respectively. The Company's aggregate non-daily distribution in the Company's Greater Philadelphia Cluster is approximately 1.2 million.

In 2002, the Company launched the Lansdale edition of *The Sunday Times Herald*, adding circulation of approximately 15,000 on Sunday in Montgomery County. This edition provides advertisers with a local Sunday newspaper to reach the desirable Lansdale market. The Company also added to its Greater Philadelphia Cluster with the completion of two strategic acquisitions in 2002, acquiring the News Gleaner publications and the County Press publications.

In 2001, the Company commenced operations at its newly constructed production facility, Journal Register Offset, located in Exton, Pennsylvania. The plant produces five of the Company's seven daily newspapers and 32 of the Company's 113 non-daily publications in the Company's Greater Philadelphia Cluster. The new facility generated approximately $1.1 million of cash expense savings in fiscal year 2002 and the Company expects to achieve additional cost savings and to continue to produce excellent product quality at the Exton facility. The Company also completed three strategic acquisitions in its Greater Philadelphia Cluster in 2001, acquiring the Chesapeake Publishing publications, the Montgomery Newspapers publications, and *The Reporter* (Lansdale).

The following table sets forth information regarding the Company's publications in Greater Philadelphia:

Publication	Year Originated[1]	Year Acquired	Principal Location	Daily Circulation[2]	Sunday Circulation[2]	Non-Daily Distribution[3]
Delaware County Daily and Sunday Times	1876	1998	Primos, PA	47,730	44,751	
Daily Local News	1872	1986	West Chester, PA	28,894	30,064	
The Mercury	1930	1998	Pottstown, PA	24,626	25,837	
The Times Herald	1799	1993	Norristown, PA	17,666	29,112	
The Reporter	1870	2001	Lansdale, PA	18,523		
The Phoenix	1888	1986	Phoenixville, PA	3,675		
The Trentonian	1945	1985	Trenton, NJ	48,220	37,625	
Montgomery Newspapers 24 publications	1872	2001	Ft. Washington, PA			284,512
News Gleaner Publications 15 publications	1882	2002	Philadelphia, PA			179,454
InterCounty Newspaper Group 18 publications................	1869	1997	Newtown, PA			89,541
Chesapeake Publishing 15 publications	1869	2001	Kennett Sq., PA			89,384
Town Talk Newspapers 7 publications	1964	1998	Ridley, PA			85,200
Acme Newspapers 4 publications	1930	1998	Ardmore, PA			76,595
Penny Pincher Shoppers 6 publications	1988	1998	Pottstown, PA			50,500
Suburban Publications 3 publications	1885	1986	Wayne, PA			31,374
County Press Publications 7 publications	1931	2002	Newtown Sq., PA			24,225
Lil' Book	2001	2001[4]	Trenton, NJ			40,200
Real Estate Today	1978	1998	Pottstown, PA			36,300
Tri-County Record	1975	1986	Morgantown, PA			19,370
The Homes Magazine	1988	1988[4]	West Chester, PA			19,355
Chester County Kids	2001	2001[4]	West Chester, PA			18,000
The Village News	1980	1986	Downingtown, PA			18,000
Township Voice	1991	1991	Phoenixville, PA			15,000
The Times Record	1980	1986	Kennett Sq., PA			9,000
Blue Bell Journal	1999	1999[4]	Blue Bell, PA			5,200
Total Market Coverage ("TMC") (5 publications)....						103,100
TOTAL				**189,334**	**167,389**	**1,194,310**

(1) For merged newspapers and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages according to the most recently released Audit Bureau of Circulations ("ABC") Audit Report. *The Times Herald* Sunday circulation is from the ABC Publisher Statement for September 30, 2002 in order to include the new Sunday Lansdale edition.

(3) Non-daily distribution includes both paid and free distribution. Non-daily distribution reflects average distribution for December 2002, with the following exceptions: Suburban Publications, which includes three publications, two of which, *Suburban Advertiser* and *King of Prussia Courier,* reflect the Certified Audit of Circulations ("CAC") Publisher's Statements for the 12 months ended March 2002, and *The Suburban & Wayne Times* which reflects the ABC audit for the 24-month period ended September 30, 2001; Acme Newspapers, which includes four publications, three of which *(News of Delaware County, Germantown Courier* and *Mt. Airy Times Express)* reflect the CAC Newspaper Audit Report for the 12 months ended March 31, 2002, and *Main Line Times,* which reflects the ABC Newspaper Audit Report for the 24 months ended September 30, 2001; the News Gleaner Publications, which includes eight weekly publications, reflects the CAC Audit for the 12 months ended June 30, 2002; and Montgomery Newspapers, which includes 16 weekly newspapers, reflects the CAC Audit for the 12 months ended September 30, 2002.

(4) Represents the year the Company started the publication.

The majority of the Company's Pennsylvania publications are located within a 30-mile radius of Philadelphia. The Company's newspapers serve geographic areas with highly desirable demographics. The *Delaware County Daily and Sunday Times* serves an area that has a population of 597,300 and had population growth of approximately two percent from 1980 to 2002. The *Delaware County Daily and Sunday Times* market area has average household income of $75,500, which is 18 percent above the national average. The *Daily Local News* serves an area which has a population of 431,400 and had population growth of approximately 46 percent from 1980 to 2002. The *Daily Local News* serves an area that has average household income of $91,600, which is 43 percent above the national average. *The Mercury*, located approximately 40 miles west of Philadelphia, serves an area that has a population of 470,600 and had population growth of approximately 27 percent from 1980 to 2002. The area *The Mercury* serves has average household income of $72,000, which is 13 percent above the national average. *The Times Herald* serves an area that has a population of 184,000 and had population growth of approximately 15 percent from 1980 to 2002. *The Times Herald's* market area has average household income of $79,200, which is 24 percent above the national average. *The Phoenix* serves an area that has a population of 128,100 and had population growth of approximately 40 percent from 1980 to 2002. *The Phoenix's* market area has average household income of $90,700, which is 42 percent above the national average. *The Reporter* serves an area that has a population of 381,700 and had population growth of approximately 21 percent from 1990 to 2002. *The Reporter's* market area has an average household income of $82,600, which is 29 percent above the national average. The Company's weekly newspaper group, Suburban Publications, which is located on the Main Line in suburban Philadelphia, serves an area that has a population of 340,300 and had population growth of approximately 25 percent from 1980 to 2002. The market area served by Suburban Publications has average household income of $119,500, which is 87 percent above the national average. The *Main Line Times*, the flagship of the Company's Acme Newspapers group, serves an area that has a population of 399,900 and had population growth of approximately three percent from 1980 to 2002. The *Main Line Times'* market area, which is also on the Main Line, has average household income of $115,000, which is 80 percent above the national average. The majority of the Company's Pennsylvania properties are located within 20 miles of the area's largest retail complex, the King of Prussia Plaza and Court, which is the largest mall in the United States based on retail square footage.

The Trentonian is published in Trenton, the capital of New Jersey, which is located 35 miles north of Philadelphia and 65 miles south of New York City. *The Trentonian* serves an area that has a population of 293,200 and had population growth of approximately 10 percent from 1980 to 2002. This area has average household income of $76,900, which is 20 percent above the national average.

As a result of the synergies in the Company's Greater Philadelphia Cluster, the Company has been able to cross-sell advertising into multiple publications. The nature of the cluster also allows for the implementation of significant cost savings programs. For example, in December 2001, the Company commenced operations at its new production facility, Journal Register Offset, located in Exton, Pennsylvania. This plant produces five of the Company's seven dailies – the *Daily Local News, The Mercury, The Times Herald, The Reporter* and *The Phoenix* – and thirty-two of the Company's 113 non-daily publications in the Company's Greater Philadelphia Cluster. The new facility generated approximately $1.1 million of cash expense savings in 2002 and the Company expects to achieve additional savings and to continue to produce excellent product quality at the Exton facility. In addition, the Company's publications in its Greater Philadelphia Cluster share several news gathering resources.

Connecticut. In Connecticut, the Company owns the *New Haven Register*, a small metropolitan daily newspaper with daily circulation of nearly 100,000 and Sunday circulation of over 100,000, four suburban daily newspapers, 73 suburban non-daily publications and one commercial printing company. The suburban daily newspapers in the Connecticut Cluster are *The Herald* (New Britain), *The Bristol Press, The Register Citizen* (Torrington) and *The Middletown Press.* The five daily newspapers have aggregate daily and Sunday circulation of approximately 149,000 and 143,000, respectively. The 73 non-daily publications have aggregate distribution of approximately 1.7 million. Included in the non-daily publications is *Connecticut Magazine*, the state's premier lifestyle magazine that was acquired in September 1999. Combined, the Company's Connecticut daily newspapers and non-daily publications serve a statewide audience with concentrations in western Connecticut (Litchfield and Fairfield counties) to Hartford and its suburban areas, to the greater New Haven area, as well as the Connecticut shoreline from New Haven northeast to New London.

In 2002, the Company added to its Connecticut Cluster with the acquisition of a weekly newspaper, *Main Street News*, based in Essex, Connecticut, with approximately 5,000 distribution, and two annual magazines with total distribution of approximately 20,000.

In 2001, the Company acquired *The Litchfield County Times*, a weekly newspaper based in New Milford, Connecticut, with circulation of approximately 12,000. This acquisition also included three lifestyle magazines serving Litchfield and Fairfield counties in Connecticut and Westchester County, New York, with total monthly distribution of approximately 90,000. These publications cover Litchfield and Fairfield counties in Connecticut and Westchester County, New York.

The following table sets forth information regarding the Company's publications in Connecticut:

Publication	Year Originated[(1)]	Year Acquired	Principal Location	Daily Circulation[(2)]	Sunday Circulation[(2)]	Non-Daily Distribution[(3)]
New Haven Register	1755	1989	New Haven	99,002	100,020	
The Herald	1881	1995	New Britain	16,323	32,754	
The Bristol Press	1871	1994	Bristol	12,835		
The Register Citizen	1889	1993	Torrington	10,839	10,060	
The Middletown Press	1884	1995	Middletown	9,803		
Shore Line Newspapers 13 publications	1877	1995	Guilford			144,128
Litchfield County Times Group 4 publications	1981	2001	New Milford			103,886
Housatonic Publications 9 publications	1825	1998	New Milford			56,353
Imprint Newspapers 12 publications	1880	1995	Bristol			94,225
Elm City Newspapers 8 publications	1931	1995	Milford			89,759
Minuteman Newspapers 2 publications	1993	1998	Westport			37,121
Connecticut's County Kids 2 publications	1989	1996	Westport			43,450
Foothills Trader 3 publications	1965	1995	Torrington			49,926
Connecticut Magazine 3 publications	1938	1999	Trumbull			717,089
Gamer Publications 3 publications	1981	1995	Bristol			55,000
Main Street News 3 publications	1989	2002	Essex			29,800
East Hartford Gazette	1885	1995	East Hartford			19,217
Homefinder	1976	1995	New Britain			16,053
Thomaston Express	1874	1994	Thomaston			1,866
TMC (8 publications)						260,044
TOTAL				**148,802**	**142,834**	**1,717,917**

(1) For merged newspapers and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages according to the most recently released ABC Audit Report.

(3) Non-daily distribution includes both paid and free distribution. Non-daily distribution reflects average distribution for December 2002, except for Housatonic Publications and Minuteman Newspapers, which reflect CAC audit results for the 12 month periods ended September 30 and June 30, 2001, and *Connecticut Magazine*. *Connecticut Magazine's* non-daily distribution includes 600,000 for the *Connecticut Vacation Guide*, which is published annually for the Connecticut Department of Tourism and 30,000 for *The Connecticut Bride*. *Connecticut Magazine* reflects average circulation based on the ABC Audit Report for the twelve month period ended June 30, 2001.

The *New Haven Register* is the Company's largest newspaper based on daily circulation and is the second largest daily circulation newspaper in Connecticut. The *New Haven Register* serves a primary circulation area comprised of the majority of New Haven County and portions of Fairfield, Middlesex and New London counties. This area (including the portions of Fairfield County, which are served by related non-daily publications) has a population of 798,400 and had population growth of approximately 15 percent from 1980 to 2002. This area has average household income of $76,200, which is 19 percent above the national average, and a retail environment comprised of approximately 6,900 stores. The *New Haven Register's* primary circulation area is home to a number of large and well-established institutions, including Yale University and Yale-New Haven Hospital. As a result of its proximity to the large media markets of New York City, Boston and Hartford, New Haven has only two locally licensed television stations (which serve a statewide, rather than a local audience). The radio market in New Haven is also fragmented. Consequently, the Company's management believes that the *New Haven Register* is a very powerful local news and advertising franchise for the greater New Haven area.

The Herald, The Bristol Press and *The Middletown Press* serve contiguous areas between New Haven and Hartford. *The Bristol Press* serves an area that has a population of 332,800 and had population growth of approximately seven percent from 1980 to 2002. *The Bristol Press'* market area has average household income of $87,700, which is 37 percent above the national average. *The Middletown Press* serves an area that has a population of 105,100 and had population growth of approximately 23 percent from 1980 to 2002. The area *The Middletown Press* serves has average household income of $69,200, which is eight percent above the national average. *The Herald* serves an area that has a population of 106,400, and had population growth of approximately three percent from 1980 to 2002. *The Herald*'s market area has average household income of $59,200. *The Register Citizen* serves an area that has a population of 252,100 and had population growth of approximately 15 percent from 1980 to 2002. *The Register Citizen's* market area has average household income of $81,300, which is 27 percent above the national average.

The Company's Connecticut publications benefit from cross-selling of advertising, as well as from editorial, production and back office synergies. For example, the *New Haven Register* gathers statewide news for all of the Company's Connecticut newspapers; the newspapers cross-sell advertising through a one-order, one-bill system; and *The Herald* and *The Middletown Press* are printed at one facility, as are *The Register Citizen* and *The Bristol Press*. Moreover, in August 1996, in order to take advantage of the contiguous nature of the geographic areas served by *The Herald, The Bristol Press* and *The Middletown Press,* the Company launched a combined Sunday newspaper, *The Herald Press*, which serves the readers of these three daily newspapers with three zoned editions and has a Sunday circulation of approximately 33,000, as of September 30, 2001, according to the ABC Audit Report.

Greater Cleveland. The Company owns two Cleveland, Ohio area newspaper operations, *The News-Herald* (Willoughby) and *The Morning Journal* (Lorain). The aggregate daily and aggregate Sunday circulation of the Cleveland-area newspapers is approximately 81,000 and 94,000, respectively.

The following table sets forth information regarding the Company's publications in Greater Cleveland:

Publication	Year Originated(1)	Year Acquired	Principal Location	Daily Circulation(2)	Sunday Circulation (2)	Non-Daily Distribution(3)
The News-Herald	1878	1987	Willoughby	47,291	57,370	
The Morning Journal	1921	1987	Lorain	33,410	36,823	
County Kids 2 publications	1997	1997(4)	Willoughby and Lorain			38,200
TMC (2 publications)						68,918
TOTAL				**80,701**	**94,193**	**107,118**

(1) For merged newspapers and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages are according to the most recently released ABC Audit Report.

(3) Non-daily distribution is solely free distribution and reflects average distribution for December 2002.

(4) Represents the year the Company started the publication.

The News-Herald and *The Morning Journal* serve areas located directly east and west of Cleveland, respectively. *The News-Herald*, which is one of Ohio's largest suburban newspapers, serves communities located in Lake and Geauga counties, two of Ohio's five most affluent counties. Lake and Geauga counties have populations of 228,100 and 92,200, respectively, and had population growth of approximately eight percent and 33 percent, respectively, from 1980 to 2002. Lake and Geauga counties have average household incomes of $65,900 and $85,200, respectively. *The Morning Journal* serves an area that has a population of 150,700 with population growth of approximately three percent from 1980 to 2002. Average household income is $59,700 in the area served by *The Morning Journal.* The Company's management believes that *The News-Herald* and *The Morning Journal* compete effectively with Cleveland's major metropolitan newspaper due to the focus on coverage of local news and local sports. The Greater Cleveland Cluster benefits from a variety of synergies, including advertising cross-sell arrangements and certain news gathering resources.

Central New England. The Company owns five daily and 23 non-daily publications in the central

New England area. The Company's publications in this cluster include *The Herald News* (Fall River, MA), the *Taunton Daily Gazette* (Taunton, MA), *The Call* (Woonsocket, RI), *The Times* (Pawtucket, RI), the *Kent County Daily Times* (West Warwick, RI), and two groups of weekly newspapers serving southern Rhode Island, including South County. The five daily newspapers have aggregate daily circulation of approximately 70,000 and aggregate Sunday circulation of approximately 57,000. The non-daily publications in this cluster have total distribution of approximately 276,000.

The following table sets forth information regarding the Company's publications in Central New England:

Publication	Year Originated[(1)]	Year Acquired	Principal Location	Daily Circulation[(2)]	Sunday Circulation[(2)]	Non-Daily Distribution[(3)]
The Herald News	1872	1985	Fall River, MA	22,943	25,354	
Taunton Daily Gazette	1848	1996	Taunton, MA	12,906	12,348	
The Call	1892	1984	Woonsocket, RI	15,876	18,915	
The Times	1885	1984	Pawtucket, RI	13,673		
Kent County Daily Times	1892	1999	West Warwick, RI	4,134		
Southern Rhode Island Newspapers 8 publications	1854	1995	Wakefield, RI			39,960
Hometown Newspapers 6 publications	1969	1999	West Warwick, RI			44,611
County Kids 3 publications	1997	1997[(4)]	Fall River, MA, Taunton, MA and Pawtucket, RI			49,522
Neighbors	1999	1999[(4)]	Pawtucket and Woonsocket, RI			19,260
Northwest Neighbors	2002	2002	Woonsocket, RI			9,948
TMC (4 publications)						112,933
TOTAL				69,532	56,617	276,234

(1) For merged newspapers and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages according to the most recently released ABC Audit Report.

(3) Non-daily distribution reflects average distribution for December 2002, with the exception of *The Coventry Courier, The East Greenwich Pendulum, The Narragansett Times, The Standard Times,* and *The Chariho Times* (all Southern Rhode Island Newspapers), which reflect the CAC Audit Report for the 12 month period ended June 30, 2002.

(4) Represents the year the Company started the publication.

The Herald News and the *Taunton Daily Gazette* are situated 14 miles apart. Each is less than 40 miles south of Boston, Massachusetts and 25 miles east of Providence, Rhode Island. The region's second largest shopping mall, located in Taunton, contains one million square feet of retail space and approximately 150 stores. *The Herald News* serves an area that has a population of 166,900 and had population growth of approximately three percent from 1980 to 2002. *The Herald News'* market area has average household income of $54,700. The *Taunton Daily Gazette* serves an area that has a population of 138,200 and had population growth of approximately 33 percent from 1980 to 2002. The *Taunton Daily Gazette's* market area has average household income of $64,100. *The Call* serves an area that has a population of 188,600 and had population growth of approximately 16 percent from 1980 to 2002. *The Call's* market area has average household income of $71,000, which is 11 percent above the national average. *The Times* serves an area that has a population of 198,400 and had population growth of approximately 13 percent from 1980 to 2002. *The Times'* market area has average household income of $62,800. Southern Rhode Island Newspapers serve an area that has a population of 165,000 and had population growth of approximately 35 percent from 1980 to 2002. The Southern Rhode Island Newspaper market area has average household income of $71,300, which is 12 percent above the national average.

No local television stations exist in the communities served by the Company's Central New England newspapers. Furthermore, the Company believes that its Central New England properties benefit from the fragmentation of local radio markets. As a result, the Company believes that each of its newspapers is a significant media outlet in its respective community, thereby making these newspapers attractive vehicles for area advertisers. The

Central New England newspapers benefit from advertising cross-selling, as well as significant production and editorial synergies. For example, *The Times, The Call* and the *Kent County Daily Times* are printed at the same facility, as are the *Taunton Daily Gazette* and *The Herald News*. Southern Rhode Island Newspapers are printed at the Company's *New Haven Register* facility.

Capital-Saratoga Region of New York. The Company owns three daily and five non-daily publications in the Capital-Saratoga Region of New York. The Company's publications in this cluster include *The Record* (Troy), *The Saratogian* (Saratoga Springs), *The Oneida Daily Dispatch* and the weekly *Community News*, serving Clifton Park. The daily newspapers have aggregate daily circulation of approximately 40,000 and aggregate Sunday circulation of approximately 36,000. The non-daily publications in this cluster have total distribution of approximately 98,000.

The following table sets forth information regarding the Company's publications in the Capital-Saratoga Region of New York:

Publication	Year Originated(1)	Year Acquired	Principal Location	Daily Circulation(2)	Sunday Circulation(2)	Non-Daily Distribution(3)
The Record..........................	1896	1987	Troy	21,912	23,433	
The Saratogian	1855	1998	Saratoga Springs	10,856	12,696	
The Oneida Daily Dispatch	1850	1998	Oneida	7,252		
Oneida-Chittenango Pennysavers 2 publications..................	1957	1998	Oneida			23,085
Community News	1969	1998	Clifton Park			28,398
TMC (2 publications)..........						46,050
TOTAL				40,020	36,129	97,533

(1) For merged newspapers and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages according to the most recently released ABC Audit Report.

(3) Non-daily distribution includes both paid and free distribution and reflects average distribution for December 2002.

The Record and *The Saratogian* are situated approximately 26 miles apart. *The Record* serves an area that has a population of 175,000, which has remained substantially unchanged since 1980. *The Record's* market has average household income of $51,600. *The Saratogian* serves an area that has a population of 210,500 and had population growth of approximately 25 percent from 1980 to 2002. *The Saratogian's* market area has average household income of $59,000. *The Oneida Daily Dispatch* serves an area that has a population of 74,200, and had population growth of approximately three percent from 1980 to 2002. *The Oneida Daily Dispatch's* market area has average household income of $50,900. No local television stations exist in the communities that the Company's Capital-Saratoga Region newspapers serve. Further, the Company believes that its Capital-Saratoga Region properties benefit from the fragmentation of local radio markets. As a result, the Company believes that each of its newspapers is a significant media outlet in its respective community, thereby making these newspapers attractive vehicles for area advertisers. *The Record, The Saratogian* and the *Community News* benefit from significant cross-selling of advertising. These newspapers also benefit from significant production and news gathering synergies. *The Record, The Saratogian* and the *Community News* are printed at the Company's plant in Troy, taking advantage of that plant's excess capacity and achieving significant cost efficiencies.

Mid-Hudson Region of New York. The Company owns one daily newspaper and 15 non-daily publications in the Mid-Hudson Region of New York. The daily newspaper in this cluster is the *Daily Freeman* in Kingston. The Company's non-daily publications in this cluster are the Taconic Press group, a group of 10 non-daily newspapers serving Dutchess County, New York, and *The Putnam County Courier*, serving Putnam County, New York; and Roe Jan Independent Publishing, which includes two non-daily publications. The Mid-Hudson Region cluster has daily circulation of approximately 21,500, Sunday circulation of approximately 28,400 and total non-daily distribution of approximately 304,200.

The following table sets forth information regarding the Company's publications in the Mid-Hudson Region of New York:

Publication	Year Originated[1]	Year Acquired	Principal Location	Daily Circulation[2]	Sunday Circulation[2]	Non-Daily Distribution[3]
Daily Freeman	1871	1998	Kingston	21,478	28,364	
Taconic Press 11 publications	1846	1998	Millbrook			215,732
Roe Jan Independent Publishing 2 publications	1973	2001	Hillsdale			20,669
Wheels	2001	2001[4]	Kingston			39,380
Doorways	1983	1998	Kingston			28,408
TOTAL				**21,478**	**28,364**	**304,189**

(1) For merged newspapers and newspaper groups, the year given reflects the date of origination for the earliest publication.

(2) Circulation averages according to the most recently released ABC Audit Report.

(3) Non-daily distribution includes both paid and free distribution and is based on the average distribution for December 2002.

(4) Represents the year the Company started the publication.

The *Daily Freeman* and *Taconic Press* serve markets in the Mid-Hudson region of New York. The *Daily Freeman* serves an area that has a population of 279,500 and had population growth of approximately 11 percent from 1980 to 2002. The *Daily Freeman's* market area has average household income of $50,700. The Taconic Press newspaper group based in Dutchess County serves an area that has a population of 97,000 and had population growth of approximately ten percent from 1980 to 2002. The Taconic Press publications serve markets with average household income of $73,300, which is 15 percent above the national average. *The Putnam County Courier* serves an area that has a population of 98,000 and had population growth of approximately 33 percent from 1980 to 2002. *The Putnam County Courier's* market area has average household income of $82,200, which is 29 percent above the national average. On August 1, 2001, the Company added two non-daily publications to the cluster with the acquisition of the assets of Roe Jan Independent Publishing, Inc., which is based in Hillsdale, New York.

One independent television station (which serves a regional, rather than a local audience) exists in the communities that the Mid-Hudson Region publications serve. The Company's management believes that its Mid-Hudson Region properties benefit from the fragmentation of local radio markets. Consequently, each of these newspapers is a significant media outlet in its respective community, thereby making these newspapers attractive vehicles for area advertisers. The Mid-Hudson Region newspapers benefit from significant cross-selling of advertising, as well as production and editorial synergies. Certain publications in this cluster also benefit from advertising cross-selling with *The Register Citizen* (Torrington, CT) and certain of the Housatonic Publications (New Milford, CT), which serve Litchfield County, Connecticut.

Online Operations

Since 1995, the Company has been developing Web sites, which attract readers and advertisers. Journal Register Company operates 147 Web sites, which represent each of its publications, as well as portal sites for each of its six geographic clusters. The Company's online objective is to have its Web sites complement its print publications by providing certain content from these publications, as well as unique content and interactive features. The Company's Web sites also provide an online marketplace for its advertisers.

A number of the Web sites can be accessed individually, through the Company's "cluster" portal sites, which combine publications within a specific geographic area, or through the Company's Corporate Web site (www.journalregister.com). The remaining Company newspapers, along with *Connecticut Magazine*, have individual Web sites.

The following is a list of the Company's cluster/portal Web sites:

Geographic cluster	Cluster/Portal site (number of individual Web sites)
Connecticut	www.ctcentral.com (43)
Greater Philadelphia	www.allaroundphilly.com (70)
Greater Cleveland	www.allaroundcleveland.com (5)
Capital-Saratoga Region of New York	www.capitalcentral.com (5)
Central New England	www.ricentral.com (12)
Mid-Hudson Region of New York	www.midhudsoncentral.com (11)

The primary source of online revenue is classified advertising. For the year ended December 29, 2002, the Company's Web sites generated approximately $4 million of revenue as compared to approximately $3.5 million for the year ended December 30, 2001.

Advertising

Substantially all of the Company's advertising revenues are derived from a diverse group of local retailers and classified advertisers. The Company's management believes that its advertising revenues tend to be relatively stable because its newspapers rely on a broad base of local retail and local classified advertising, rather than more volatile national and major account advertising. Local advertising is typically more stable than national advertising because a community's need for local services provides a stable base of local businesses and because local advertisers generally have fewer effective advertising vehicles from which to choose.

Advertising revenues accounted for approximately 72.9 percent of the Company's total revenues for fiscal year 2002. The Company's advertising rate structures vary among its publications and are a function of various factors, including advertising effectiveness, local market conditions and competition, as well as circulation, readership, demographics and type of advertising (whether classified or display). In fiscal year 2002, local and regional display advertising accounted for the largest share of the Company's advertising revenues (55.2 percent), followed by classified advertising (39.6 percent) and national advertising (5.2 percent). The Company's advertising revenues are not reliant upon any one company or industry, but rather are supported by a variety of companies and industries, including realtors, car dealerships, grocery stores and other local businesses. No single advertiser accounted for more than 1 percent of the Company's total fiscal year 2002 revenues.

The Company's corporate management works with its local newspaper management to approve advertising rates and to establish goals for each year during a detailed annual budget process. As a result, local management is given little latitude for discounting from the approved rates. Corporate management also works with local advertising staff to develop marketing kits and presentations utilizing the results of third-party research studies. A portion of the compensation for the Company's publishers is based upon increasing advertising revenues. The Company stresses the timely collection of receivables. Compensation of the Company's sales personnel depends in part upon performance relative to goals and timely collection of advertising receivables. Additionally, corporate management facilitates the sharing of advertising resources and information across the Company's publications. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Factors Which May Affect the Company's Future Performance – Dependence on Local Economies."

Circulation

The Company's circulation revenues are derived from home delivery sales of publications to subscribers and single copy sales made through retailers and vending racks. Circulation accounted for approximately 22.3 percent of the Company's total revenues in fiscal year 2002. Approximately 64 percent of fiscal year 2002 circulation revenues were derived from subscription sales and approximately 36 percent from single copy sales. Single copy rates range from $.35 to $.50 per daily copy and $.75 to $1.75 per Sunday copy. The Company promotes single copy sales of its newspapers because it believes that such sales have higher readership than subscription sales, and that single copy readers tend to be more active consumers of goods and services, as indicated in a Newspaper Association of America readership study. Single copy sales also tend to generate a higher profit margin than subscription sales, as single copy sales generally have higher per unit prices and lower distribution costs. As of December 29, 2002, the Company had total daily paid circulation of 550,000, paid Sunday circulation of 526,000 and non-daily distribution of approximately 3.7 million, most of which is distributed free of charge.

The Company's corporate management works with its local newspaper management to establish subscription and single copy rates. In addition, the Company tracks rates of newspaper returns and customer service calls through formal reports which are reviewed weekly in an effort to optimize the number of newspapers available for sale and to improve delivery and customer service. The Company also implements creative and interactive programs and promotions to increase readership through both subscription and single copy sales. The most recent Fall 2002 Scarborough Research studies, which measured 19 of the Company's 23 daily newspapers and several of its non-daily publications, reported a gain in overall readership of approximately three percent as compared to the results from Scarborough Research's Spring 2002 studies for the papers measured. In recent years, circulation has generally declined throughout the newspaper industry and the Company's newspapers have generally experienced this trend. The Company seeks to maximize the overall operating performance rather than maximizing circulation of its individual newspapers.

Other Operations

As of December 29, 2002, the Company owned and operated four commercial printing facilities: Imprint Print in North Haven, Connecticut; Nittany Valley Offset in State College, Pennsylvania; InterPrint in Bristol, Pennsylvania; and Big Impressions Web Printing in Northeast Philadelphia, Pennsylvania. With the exception of Nittany Valley Offset, which is a premium quality sheet-fed operation, these facilities also print certain of the Company's publications. Commercial printing operations and other revenues accounted for approximately 4.8 percent of the Company's total revenues in fiscal year 2002.

Employees

As of December 29, 2002, the Company employed approximately 4,800 full-time and part-time employees, or 4,100 full-time equivalents ("FTEs"). Approximately 20 percent of the Company's employees are employed under collective bargaining agreements.

Raw Materials

The basic raw material for newspapers is newsprint. In fiscal year 2002, the Company consumed approximately 49,000 metric tons of newsprint, excluding paper consumed in its commercial printing operations. The average price per metric ton of newsprint based on East Coast transactions prices in 2002, 2001 and 2000 was $465, $585 and $565, respectively, as reported by the trade publication, *Pulp and Paper Weekly*. The Company purchases the majority of its newsprint through its central purchasing group, Journal Register Supply. The Company has no long-term contracts to purchase newsprint. Generally, Journal Register Supply purchases most of its newsprint requirements from one or two suppliers, although in the future the Company may purchase newsprint from other suppliers. Historically, the percentage of newsprint from each supplier has varied. The Company's management believes that concentrating its newsprint purchases in this way provides a more secure newsprint supply and lower unit prices. The Company's management also believes that it purchases newsprint at price levels lower than those that are available to individually owned small metropolitan and suburban newspapers, and consistent with price levels generally available to the largest newsprint purchasers. The available sources of newsprint have been, and the Company believes will continue to be, adequate to supply the Company's needs. The inability of the Company to obtain an adequate supply of newsprint in the future could have a material adverse effect on the financial condition and results of operations of the Company. Historically, the price of newsprint has been cyclical and volatile. The Company's average price per ton of newsprint for the full fiscal year decreased approximately 22 percent in 2002, increased approximately nine percent in 2001 and increased approximately six percent in 2000, each as compared to the preceding year. The Company believes that if any price decrease or increase is sustained in the industry, the Company will also be impacted by such change. The Company seeks to manage the effects of increases in prices of newsprint through a combination of, among other things, technology improvements, including web-width reductions, inventory management and advertising and circulation price increases. The Company also has reduced fringe circulation in response to increased newsprint prices, as it is the Company's experience that such circulation does not provide adequate response for advertisers. In fiscal year 2002, the Company's newsprint cost (excluding paper consumed in the Company's commercial printing operations) was approximately 5.5 percent of the Company's newspaper revenues.

Competition

While many of the Company's metropolitan and suburban daily newspapers are the only daily newspapers of general circulation published in their respective communities, they compete within their own geographic areas with other daily and weekly newspapers of general circulation published in adjacent or nearby cities and towns. Competition for advertising and paid circulation comes from local, regional and national newspapers, shoppers, television, radio, direct mail, online services and other forms of communication and advertising media. Competition for advertising revenue is largely based upon advertiser results, readership, advertising rates, demographics and circulation levels, while competition for circulation and readership is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. The Company's non-daily publications, including shoppers and real estate guides, compete primarily with direct mail advertising, shared mail packages and other private advertising delivery services. The Company's management believes that, because of the relative competitive position of its suburban and community non-daily publications in the communities that they serve, such publications generally have been able to compete effectively with other forms of media advertising. Commercial printing, a highly competitive business, is largely driven by price and quality. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Factors Which May Affect the Company's Future Performance – Newspaper Industry Competition."

Seasonality

Newspaper companies tend to follow a distinct and recurring seasonal pattern. The first quarter of the year (January-March) tends to be the weakest quarter because advertising volume is then at its lowest level. Correspondingly, the fourth quarter (October-December) tends to be the strongest quarter as it includes heavy holiday season advertising.

Environmental Matters

As is the case with other newspaper and similar publishing companies, the Company is subject to a wide range of federal, state and local environmental laws and regulations pertaining to air and water quality, storage tanks and the management and disposal of wastes at its facilities. To the best of the Company's knowledge, its operations are in material compliance with applicable environmental laws and regulations as currently interpreted. Management believes that continued compliance with these laws and regulations will not have a material adverse effect on the Company's financial condition or results of operations.

Regulation

Paid or requestor circulation newspapers with "periodical" mailing privileges are required to obtain a "periodical" permit from, and file an annual Statement of Ownership, Mailing and Circulation with the United States Postal Service. There is no significant regulation with respect to acquisition of newspapers other than filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Available Information

The Company makes available all of its filings with the U.S. Securities and Exchange Commission, along with any amendments thereto, free of charge on its Web site at www.journalregister.com as soon as reasonably practicable after the reports and amendments are electronically filed with the SEC. The contents of the Web site are not incorporated into this filing.

Item 2. Properties.

As of December 29, 2002, the Company operated 139 facilities used in the course of producing and publishing its daily and non-daily publications. Approximately 96 of these facilities are leased for terms ranging from one to five years. These leased facilities range in size from approximately 160 to 70,000 square feet. Except as otherwise noted, the facilities are utilized for office space. The location and approximate size of the principal physical properties (greater than 1,500 square feet) used by the Company at December 29, 2002, as well as the expiration date of the leases relating to such properties that the Company leases are set forth below:

Location	Owned Square Feet	Leased Square Feet	Lease Expiration Date
Ansonia, CT		2,500[2][3]	5/15/04
Bristol, CT	40,000		
Colchester, CT		1,900	12/31/07
Guilford, CT		2,500	6/14/05
Middletown, CT	30,000		
Milford, CT	11,745		
New Britain, CT	33,977[2]		
New Haven, CT	205,000[2]	13,000[3]	1/31/04
New Milford, CT		6,840	8/15/03
North Haven, CT	24,000[2]	10,000[2][3]	12/31/04
Old Saybrook, CT		1,950	3/31/04
Torrington, CT	36,120[2]		
Trumbull, CT		5,628	4/1/04
Westport, CT		3,240	12/31/05
Fall River, MA	57,571[2]		
Taunton, MA	21,100		
Medford, NJ		4,259	12/31/04
Moorestown, NJ		2,000	3/31/03
Trenton, NJ	54,600[2]	18,889[1]	11/30/05
Turnersville, NJ	11,032		
Kingston, NY	25,800[2]		
Millbrook, NY	5,000		
Oneida, NY	24,000[2]		
Rhinebeck, NY	2,000		
Saratoga, NY	11,000		
Troy, NY	50,000[2]		
Lorain, OH	68,770[2]		
Willoughby, OH	80,400[2]		
Ardmore, PA	25,250	2,368	6/30/03
Bristol, PA		70,000[2]	12/31/04
Exton, PA	86,395[2]		
Fort Washington, PA	23,490[2]	7,500	9/30/03
Hillsdale, NY		3,500	3/14/07
Holmes, PA	8,000		
Kennett Square, PA		2,400	8/31/07
Lansdale, PA	22,400[2]		
Media, PA		4,500	4/30/04
Newtown, PA		2,700	3/31/03
Newtown Square, PA	3,000		
Philadelphia, PA	6,010		
Phoenixville, PA	10,696		
Norristown, PA	40,000[2]		
Pottstown, PA	48,000[2]	7,031[2]	3/31/03
Primos, PA	85,000[2]		
Quarryville, PA		4,755	4/3/06
Souderton, PA		1,750	12/31/05
State College, PA	23,365[2]	3,000[3]	7/31/03
Wayne, PA	11,980		
West Chester, PA	34,000[2]		
Pawtucket, RI	41,096		
Wakefield, RI	11,750		
West Warwick, RI	13,650		
Woonsocket, RI	49,338[2]		

(1) Corporate headquarters
(2) Production facility
(3) Warehouse

Management believes that all of its properties are in good condition, are generally well maintained and are adequate for their current operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Item 3. Legal Proceedings.

The Company is involved in a number of litigation matters that have arisen in the ordinary course of business. The Company believes that the outcome of these legal proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information as of January 2, 2003 with respect to each person who is an executive officer of the Company as of such date:

Officer	Position
Robert M. Jelenic	Chairman, President and Chief Executive Officer
Jean B. Clifton	Executive Vice President, Chief Financial Officer and Secretary
Thomas E. Rice	Senior Vice President, Operations
Allen J. Mailman	Senior Vice President, Technology
Marc S. Goldfarb	Vice President and General Counsel

Robert M. Jelenic is Chairman, President and Chief Executive Officer of the Company. He has been President and Chief Executive Officer since the inception of the Company, and has been a director of the Company and its predecessors for more than the past ten years. A Chartered Accountant, Mr. Jelenic began his business career with Arthur Andersen in Toronto, Canada. Mr. Jelenic has 27 years of senior management experience in the newspaper industry, including 12 years with the Toronto Sun Publishing Corp. Mr. Jelenic graduated Honors Bachelor of Commerce from Laurentian University, Sudbury, Ontario. Mr. Jelenic is a member of the Technology Committee of the Newspaper Association of America ("NAA"). Mr. Jelenic is 52 years old.

Jean B. Clifton is Executive Vice President, Chief Financial Officer and Secretary of the Company, positions she has held since the Company's inception. Ms. Clifton has also been a director of the Company and its predecessors for more than the past ten years. Ms. Clifton, a Certified Public Accountant, began her business career at Arthur Young & Co. (a predecessor to Ernst & Young LLP). Ms. Clifton has 17 years of senior management experience in the newspaper industry. Ms. Clifton is a member of the Board of Directors of the NAA, as well as a member of the Board of Directors of the Fresh Air Fund, and the Board of Directors of the Lower Bucks Chapter of the American Red Cross. Ms. Clifton received a Bachelor of Business Administration in 1983 from the University of Michigan. Ms. Clifton is 41 years old.

Thomas E. Rice is Senior Vice President of Operations of the Company, a position he has held since November 2000. From the inception of the Company to November 2000, Mr. Rice was located in St. Louis, Missouri, where he was President and Chief Executive Officer of Suburban Newspapers of Greater St. Louis and *The Telegraph* in Alton, Illinois, which the Company sold in 2000. Mr. Rice began his career with Lee Enterprises in 1963 and has held senior management positions with Tribune Company, The Times Mirror Company, MediaNews Group and the Chicago Sun Times. Mr. Rice has 40 years of experience in the newspaper industry. Mr. Rice is a member of the Newsprint Committee of the NAA. Mr. Rice attended the University of Nebraska and Roosevelt University in Chicago. Mr. Rice is 58 years old.

Allen J. Mailman is Senior Vice President of Technology of the Company, a position he has held since February 1999. From March 1994 to February 1999, he was Vice President of Technology of the Company. From the Company's inception in 1990 to March 1994, Mr. Mailman was Corporate Director of Information Services of the Company. Mr. Mailman has 28 years of management experience in the newspaper industry, including 14 years with Advance Publications, Inc. Mr. Mailman received a Bachelor of Arts degree in Economics and Mathematics from the University of Oklahoma. Mr. Mailman is 55 years old.

Marc S. Goldfarb is Vice President and General Counsel of the Company, positions he has held since January 2003. From July 1998 to January 2003, he served as Managing Director and General Counsel of The Vertical Group, an international private equity firm. Prior to that, Mr. Goldfarb was a Partner at Bacher, Tally, Polevoy & Misher LLP. Mr. Goldfarb has 15 years of diverse legal, financial and strategic experience. Mr. Goldfarb earned his Juris Doctor from the University of Pennsylvania and his Bachelor of Science from Cornell University. Mr. Goldfarb is 39 years old.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's common stock, par value $0.01 per share (the "Common Stock"), commenced trading on the New York Stock Exchange on May 8, 1997 under the symbol "JRC." The following table reflects the high and low sale prices for the Common Stock, based on the daily composite listing of stock transactions for the New York Stock Exchange, for the periods indicated:

Year	Quarter	Low	High
2001	First	$15.75	$17.63
	Second	$15.13	$18.25
	Third	$15.69	$18.25
	Fourth	$15.00	$21.13
2002	First	$19.30	$21.55
	Second	$19.85	$21.86
	Third	$16.14	$19.99
	Fourth	$17.00	$19.47

On March 18, 2003, there were approximately 75 stockholders of record of the Common Stock. The Company believes that it has approximately 4,200 beneficial owners.

The Company has not paid dividends on its Common Stock and does not currently anticipate paying dividends. The Company currently intends to retain future cash flow to increase shareholder value by acquiring additional newspapers, reducing debt, repurchasing the Company's stock and reinvesting in the Company's operations. In addition, the Company's Credit Agreement (as hereinafter defined) places limitations on the Company's ability to pay dividends or make any other distributions on the Common Stock. See Note 4 of "Notes to Consolidated Financial Statements." Any future determination as to the payment of dividends will be subject to such prohibitions and limitations, will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

Journal Register Company conducts its operations through direct and indirect subsidiaries. The Company's available cash will depend upon the cash flow of its subsidiaries and the ability of such subsidiaries to make funds available to the Company in the form of loans, dividends or otherwise. The subsidiaries are separate and distinct legal entities and have no legal obligation, contingent or otherwise, except as required by the Credit Agreement, to make funds available to the Company, whether in the form of loans, dividends or otherwise. The Credit Agreement is secured by substantially all of the assets of the Company and the common stock and assets of the Company's subsidiaries. In addition, the Company's subsidiaries may, subject to limitations contained in the Credit Agreement, become parties to financing arrangements that may contain limitations on the ability of such subsidiaries to pay dividends or to make loans or advances to the Company. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over the Company with respect to financial assets of the affected subsidiary.

Item 6. Selected Financial Data.

The following selected financial data (except number of publications) has been derived from the audited financial statements of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this report:

(Dollars in thousands, except per share data and ratios)

Fiscal year ended	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000[1]	Dec. 26, 1999[1]	Dec. 31, 1998
Statement of Income Data:					
Revenues:					
Advertising	$ 297,056	$ 287,859	$ 343,130	$ 348,995	$ 312,908
Circulation	91,123	87,737	96,852	96,783	89,388
Newspaper revenues	388,179	375,596	439,982	445,778	402,296
Commercial printing and other	19,575	18,809	23,987	23,787	24,484
Total	**407,754**	**394,405**	**463,969**	**469,565**	**426,780**
Operating expenses:					
Salaries and employee benefits	150,614	140,522	155,161	157,110	139,216
Newsprint, ink and printing charges	30,813	37,741	46,533	48,432	53,594
Selling, general and administrative	54,186	47,810	47,008	45,318	39,047
Depreciation and amortization	14,927	26,317	27,616	28,798	23,844
Other	56,866	53,474	58,395	57,975	52,012
	307,406	305,864	334,713	337,633	307,713
Operating income	**100,348**	**88,541**	**129,256**	**131,932**	**119,067**
Net interest expense and other	(23,677)	(30,490)	(48,020)	(52,347)	(45,321)
Gains on sales of newspaper properties	–	32,212	180,720	–	–
Income before provision for income taxes, equity interest and extraordinary item	76,671	90,263	261,956	79,585	73,746
Provision for income taxes	27,444	10,818	90,951	31,694	28,112
Income before extraordinary item and equity interest	49,227	79,445	171,005	47,891	45,634
Equity interest	–	(1,313)	(1,624)	(226)	–
Income before extraordinary item	49,227	78,132	169,381	47,665	45,634
Extraordinary item [2]	–	–	–	–	(4,495)
Net income	**$ 49,227**	**$ 78,132**	**$ 169,381**	**$ 47,665**	**$ 41,139**
Income before extraordinary item per common share:					
Basic	$ 1.18	$ 1.85	$ 3.74	$ 1.02	$ 0.94
Diluted	$ 1.16	$ 1.83	$ 3.72	$ 1.02	$ 0.94
Net income per common share:					
Basic	$ 1.18	$ 1.85	$ 3.74	$ 1.02	$ 0.85
Diluted	$ 1.16	$ 1.83	$ 3.72	$ 1.02	$ 0.85

Other Data:					
EBITDA[3][4]	$115,275	$ 114,858	$ 156,871	$ 160,730	$ 146,706
EBITDA Margin[3][4]	28.3%	29.1%	33.8%	34.2%	34.4%
Free cash flow, as adjusted[3][4]	$ 61,631	$ 57,136	$ 86,701	$ 87,371	$ 86,752
Free cash flow, as adjusted, per common share[3][4]	$ 1.46	$ 1.34	$ 1.91	$ 1.86	$ 1.78
Tangible net income, as adjusted[3][4]	49,155	46,641	60,960	58,887	55,537
Tangible net income, as adjusted, per common share[3][4]	1.16	1.09	1.34	1.26	1.14
Capital expenditures[5]	$ 13,010	$ 34,929	$ 21,550	$ 18,081	$ 14,353
Number of publications, end of period:					
Daily	23	23	24	25	24
Non-Daily	233	206	158	200	185

Item 6. Selected Financial Data. (continued)

(Dollars in thousands)

Fiscal year ended	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000[(1)]	Dec. 26, 1999[(1)]	Dec. 31, 1998
Balance Sheet Data:					
Total current assets	$ 65,383	$ 66,573	$ 79,359	$ 88,397	$ 81,878
Property, plant and equipment, net	125,680	124,440	104,178	107,522	99,978
Total assets	701,703	711,171	657,350	687,180	671,869
Total current liabilities, less current maturities of long-term debt	52,069	62,877	51,542	53,380	50,124
Total debt, including current maturities	483,369	522,771	494,635	731,467	765,000
Net Stockholders' deficit	$ (3,879)	$ (36,198)	$ (55,726)	$ (207,383)	$ (225,313)

(1) In 1999, the Company changed its fiscal year from a calendar year to a 52/53 week fiscal year ending on the nearest Sunday to the end of the calendar year. As a result of this change, the Company's fiscal year ended December 26, 1999 consisted of 360 days. The Company's fiscal year ended December 31, 2000 consisted of 53 weeks.

(2) The 1998 extraordinary item represents a charge of $4.5 million (net of tax) related to the early extinguishment of debt in connection with the Company's prior credit agreement.

(3) The 1998 data excludes the effects of special charges ($3.8 million, before tax benefit, $3.2 million of which was recorded in selling, general and administrative, and approximately $630,000 in other expenses) related to the cancellation of the Company's convertible debt offering, the integration of the acquired assets of the Goodson Newspaper Group, and an increase to certain receivable reserves and the extraordinary item ($4.5 million, net of tax) discussed in Note (2) above.

(4) EBITDA is defined by the Company as operating income plus depreciation, amortization and other non-cash, special or non-recurring charges. Free cash flow is defined as EBITDA minus capital expenditures, interest and cash taxes. The Company's cash taxes prior to 2001 were reduced substantially as a result of the utilization of net operating loss carry-forwards. Tangible net income is defined as net income, excluding after tax gains on sales of newspaper properties, reversals of certain tax accruals and equity interest, plus after-tax amortization. EBITDA, free cash flow and tangible net income are not intended to represent cash flow from operations and should not be considered as alternatives to operating or net income computed in accordance with accounting principles generally accepted in the United States ("GAAP") as indicators of the Company's operating performance, as alternatives to cash from operating activities (as determined in accordance with GAAP) or as measures of liquidity.

The Company believes that EBITDA, free cash flow and tangible net income are standard measures commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the industry. However, not all companies calculate EBITDA, free cash flow and tangible net income using the same methods; therefore, the EBITDA, free cash flow and tangible net income figures set forth above may not be comparable to EBITDA, free cash flow and tangible net income reported by other companies. Certain covenants contained in the Company's Credit Agreement are based upon EBITDA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Free cash flow and tangible net income per share are calculated using the weighted-average shares outstanding on a fully diluted basis.

(5) Capital expenditures, excluding capitalized interest, associated with the Company's new Philadelphia printing facility (Journal Register Offset) were $22.8 million, $10.8 million and $1.8 million in fiscal years 2001, 2000 and 1999, respectively. Capitalized interest associated with Journal Register Offset was $1.3 million in fiscal year 2001 and $601,000 in fiscal year 2000. Journal Register Offset began operating in December 2001.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the historical consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this Report.

General

The Company's principal business is publishing newspapers in the United States, where its publications are primarily daily and non-daily newspapers and similar publications. The Company's revenues are derived primarily from advertising, paid circulation and commercial printing.

As of December 29, 2002, the Company owned and operated 23 daily newspapers and 233 non-daily publications strategically clustered in six geographic areas: Greater Philadelphia; Connecticut; Greater Cleveland; Central New England; and the Capital-Saratoga and Mid-Hudson, New York regions. As of December 29, 2002, the Company had total paid daily circulation of approximately 550,000, total paid Sunday circulation of approximately 526,000 and total non-daily distribution of approximately 3.7 million.

The Company's objective is to continue its growth in revenues, EBITDA and net income. The principal elements of the Company's strategy are to: (i) expand advertising revenues and readership; (ii) grow by acquisition; (iii) capture synergies from geographic clustering; and (iv) implement consistent operating policies and standards.

The Company has been a leader in executing its clustering strategy. The Company believes that its clustering strategy creates significant synergies and cost savings within each cluster, including cross-selling of advertising, centralized news gathering and consolidation of printing and production and back office activities. The Company also believes that its clustering strategy enables it to improve print quality and distribution, introduce new products and services in a cost-effective manner and increase readership. In addition, clustering allows the Company to offer its advertisers expanded reach both geographically and demographically.

From 1993 through 2002, the Company successfully completed 25 strategic acquisitions, acquiring 14 daily newspapers, 192 non-daily publications and four commercial printing companies. Three of the four commercial printing facilities owned by the Company print a number of the Company's non-daily publications; the fourth is a premium quality sheet-fed printing company.

On March 18, 2002, the Company completed the acquisition of the assets of News Gleaner Publications, Inc. and Big Impressions Web Printing, Inc., based in Northeast Philadelphia, Pennsylvania. This acquisition includes eight weekly newspapers, with total circulation of 121,000, serving Northeast Philadelphia, seven monthly publications, with total circulation of 59,000, serving Montgomery County, Pennsylvania, and a commercial printing operation. On March 22, 2002, the Company completed the acquisition of the assets of the Essex, Connecticut-based Hull Publishing, Inc. This acquisition includes a weekly newspaper with total circulation of 5,000 and two annual magazines with total distribution of approximately 20,000. On October 14, 2002, the Company completed the acquisition of County Press Publications, which includes seven weekly newspapers serving Delaware County, Pennsylvania, with total circulation of 24,000.

On January 31, 2001, the Company completed the acquisition of the Pennsylvania and New Jersey newspaper operations from Chesapeake Publishing Corporation, which included 13 publications with non-daily distribution of approximately 90,000. On June 7, 2001, the Company completed the acquisition of Montgomery Newspaper Group's community newspaper and magazine operations, which are based in Fort Washington, Pennsylvania, from Metroweek Corporation. Total distribution of these 24 non-daily publications is approximately 285,000. On August 1, 2001, the Company completed the acquisition of the assets of Roe Jan Independent Publishing, Inc., which is based in Hillsdale, New York. Total distribution of the two non-daily publications included in this purchase is approximately 21,000. On September 14, 2001, the Company completed the acquisition of *The Reporter*, a 19,000-circulation daily newspaper based in Lansdale, Pennsylvania. On October 25, 2001, the Company completed the acquisition of *The Litchfield County Times*, a weekly newspaper based in New Milford, Connecticut, with circulation of approximately 12,000. The acquisition also included three lifestyle magazines serving Litchfield and Fairfield counties in Connecticut and Westchester County, New York, with total monthly distribution of approximately 90,000.

The Company sold its operations in the Greater St. Louis area in two transactions in August and October of 2000. The Company also sold two daily newspapers and a commercial printing operation in the southern part of central Ohio on January 31, 2001. These dispositions resulted in a strategic repositioning of the Company's operations in six geographic clusters.

The Company's management believes that its newspapers are effective in addressing the needs of local readers and advertisers. The Company's management believes that because its newspapers rely on a broad base of local retail and local classified advertising, rather than more volatile national and major account advertising, its advertising revenues tend to be relatively stable.

As part of the Company's strategy, the Company focuses on increasing advertising and circulation revenues and expanding readership at its existing and newly acquired properties. The Company has also developed certain operating policies and standards that it believes have resulted in significant improvements in the cash flow and profitability of its existing and acquired newspapers, including: (i) focusing on local content; (ii) maintaining and improving product quality; (iii) enhancing distribution; and (iv) promoting community involvement.

In addition, the Company is committed to expanding its business through its Internet initiatives. The Company's online objective is to make its Web sites, all of which are accessible through www.journalregister.com, the indispensable source of useful and reliable community news, sports and information in their markets by making the Web sites the local information portal for their markets. As of December 29, 2002, the Company operated 147 Web sites, which represent each of the Company's publications.

In 1999, the Company elected to change its fiscal year from a calendar year end to a fiscal year ending on the nearest Sunday to the end of the calendar year. Accordingly, the Company's recent fiscal years ended on December 29, 2002, December 30, 2001, and December 31, 2000.

Fiscal Year Ended December 29, 2002 Compared to Fiscal Year Ended December 30, 2001

For comparison purposes, where noted, the Company's fiscal year 2002 and 2001 results are presented on a same-store basis, which excludes the results of the Ohio newspapers sold in 2001 and the Company's acquisitions completed in 2002 and 2001.

Summary. Net income for the year ended December 29, 2002 ("fiscal year 2002") was $49.2 million, or $1.16 per diluted share, versus $78.1 million, or $1.83 per diluted share, for the year ended December 30, 2001 ("fiscal year 2001"). Excluding the gain on the sale of the Company's two Ohio properties in fiscal year 2001, the reversal of certain tax accruals in fiscal years 2002 and 2001, and the elimination of goodwill amortization as if SFAS No. 142 had been adopted on January 1, 2001, earnings for fiscal year 2002 were $1.14 per diluted share as compared to $1.03 per diluted share for fiscal year 2001.

Revenues. Reported revenues were $407.8 million for fiscal year 2002 as compared to $394.4 million for fiscal year 2001. The increase was mainly due to acquisitions. On a same-store basis, total newspaper revenues for fiscal year 2002 decreased one percent to $354.2 million from $357.6 million in fiscal year 2001. Advertising revenues, on a same-store basis, for fiscal year 2002 decreased by 1.6 percent to $268.2 million from $272.7 million in fiscal year 2001. Circulation revenues, on a same-store basis, increased by 1.2 percent in fiscal year 2002 to $86.0 million from $84.9 million in fiscal year 2001. Online revenues, which are included in advertising revenues, increased approximately 12.8 percent to $4.0 million in fiscal year 2002 as compared to fiscal year 2001.

Salaries and employee benefits. Salaries and employee benefit expenses were 36.9 percent of the Company's total revenues for fiscal year 2002, compared to 35.6 percent for fiscal year 2001. Salaries and employee benefits increased $10.1 million, or 7.2 percent, in fiscal year 2002 to $150.6 million, primarily due to acquisitions. Same-store salaries and employee benefits increased $1.8 million, or 1.4 percent, primarily due to increased pension and medical benefit costs.

Newsprint, ink and printing charges. For fiscal year 2002, newsprint, ink and printing charges were 7.6 percent of the Company's revenues, as compared to 9.6 percent for fiscal year 2001. Newsprint, ink and printing charges decreased $6.9 million, or 18.4 percent, for fiscal year 2002 as compared to the prior year due principally to a decrease in newsprint prices of approximately 22 percent, partially offset by an increase in newsprint consumption related primarily to the Company's acquisitions. On a same-store basis, newsprint, ink and printing charges decreased approximately $9.3 million, or 26.0 percent, primarily due to a decrease in newsprint expense which resulted from the decrease in newsprint prices and a decrease in newsprint consumption on a same-store basis of approximately one percent.

Selling, general and administrative. Selling, general and administrative expenses were 13.3 percent and 12.1 percent of the Company's revenues for fiscal years 2002 and 2001, respectively. Selling, general, and administrative expenses increased $6.4 million, or 13.3 percent, for fiscal year 2002 as compared to the prior year, primarily due to acquisitions. On a same-store basis, selling, general and administrative expenses for fiscal year 2002 increased $1.7 million, or 3.7 percent, principally as a result of increased general insurance costs.

Depreciation and amortization. Depreciation and amortization expenses were 3.7 percent and 6.7 percent of the Company's revenues for fiscal years 2002 and 2001, respectively. Depreciation and amortization expenses decreased $11.4 million, or 43.3 percent, to $14.9 million for fiscal year 2002 as compared to fiscal year 2001. This decrease was primarily due to the implementation of SFAS No. 142, which was implemented in the beginning of fiscal year 2002 and eliminated the amortization of goodwill and indefinite-lived intangible assets, resulting in a reduction in amortization expense of approximately $12 million for fiscal year 2002, partially offset by increased depreciation related to capital expenditures, particularly the Company's new production facility in its Greater Philadelphia Cluster.

Other expenses. Other expenses increased to $56.9 million in fiscal year 2002 from $53.5 million in fiscal year 2001, primarily as a result of acquisitions. On a same-store basis, other expenses increased approximately $428,000, or 0.8 percent, to $51.1 million.

Operating income. Operating income increased $11.8 million, or 13.3 percent, for fiscal year 2002 to $100.3 million as compared to $88.5 million in fiscal year 2001 primarily due to the reduction in amortization expense resulting from the implementation of SFAS No. 142 and an increase in EBITDA, the components of which are described above.

Net interest expense and other. Net interest expense and other decreased $6.8 million, or 22.3 percent, from $30.5 million in fiscal year 2001 to $23.7 million in fiscal year 2002. This decrease was due to lower interest expense, which resulted from lower interest rates and a reduction in the Company's weighted average debt outstanding during fiscal year 2002 as compared to fiscal year 2001.

Provision for income taxes. The Company's effective tax rate was 37.3 percent for fiscal year 2002 as compared to 38.9 percent for fiscal year 2001, excluding the reversals of certain tax accruals in each year which were determined to no longer be required and excluding the effect of the gain on sale of newspaper properties in fiscal year 2001. The decrease in the effective tax rate for fiscal year 2002 as compared to fiscal year 2001 is principally a result of the adoption of SFAS No. 142 at the beginning of fiscal year 2002.

Other information. EBITDA for fiscal year 2002 was $115.3 million as compared to $114.9 million for fiscal year 2001. Free cash flow was $61.6 million, or $1.46 per diluted share, for fiscal year 2002 as compared to $57.1 million, or $1.34 per diluted share, for fiscal year 2001. Tangible net income for fiscal year 2002 was $49.2 million, or $1.16 per share, as compared to $46.6 million, or $1.09 per share, for fiscal year 2001. During fiscal year 2002, the Company made a $10.9 million cash contribution ($6.9 million after tax) to its defined benefit pension plans.

Fiscal Year Ended December 30, 2001 Compared to Fiscal Year Ended December 31, 2000

For comparison purposes, where noted, the Company's results for fiscal years 2001 and 2000 are presented on a same-store basis, which excludes the results of the Greater St. Louis cluster newspapers sold in 2000, the Ohio newspapers sold in fiscal year 2001, and the Company's acquisitions completed in fiscal year 2001. Also, where noted, the Company's results are presented on a comparable day basis, which reflects an adjustment to eliminate the estimated impact of the additional week included in the Company's fiscal year 2000 results. In 2000, the Company had a 53-week fiscal year as compared to a 52-week fiscal year in 2001.

Summary. Net income for fiscal year 2001 was $78.1 million, or $1.83 per diluted share, versus $169.4 million, or $3.72 per diluted share, for the year ended December 31, 2000 ("fiscal year 2000"). Excluding special items, earnings per diluted share were $0.80 and $1.07 for fiscal years 2001 and 2000, respectively.

The special items reported in the 2001 and 2000 results include a $32.2 million pre-tax ($42.1 million after-tax) gain on the sale of the Company's Ohio operations in 2001, a $180.7 million pre-tax ($113.0 million after-tax) gain on the sale of the Company's St. Louis cluster operations in 2000 and reversals of certain tax accruals in both years.

Revenues. Reported revenues were $394.4 million for fiscal year 2001 as compared to $464.0 million for fiscal year 2000. The decline was mainly due to the sale of the Company's St. Louis cluster and Ohio operations, a 52-week fiscal year in 2001 versus a 53-week fiscal year in 2000, and lower advertising revenues resulting from a decline in the U.S. economy.

Same-store revenues. Same-store revenues decreased by 6.7 percent to $375.5 million. On a same-store, comparable day basis, revenues decreased approximately 4.9 percent. On a same-store, comparable day basis, advertising revenues decreased 6.0 percent, circulation revenues decreased 1.4 percent and commercial print revenues decreased 4.3 percent. Online revenues included in advertising revenues increased approximately 15.5 percent to $3.5 million on a same-store, comparable day basis.

Salaries and employee benefits. Salaries and employee benefit expenses were 35.6 percent of the Company's revenues for fiscal year 2001, compared to 33.4 percent for fiscal year 2000. Salaries and employee benefits decreased $14.6 million, or 9.4 percent, in 2001 to $140.5 million. Same-store salaries and employee benefits decreased $6.1 million, or 4.5 percent, primarily due to a reduction in headcount, lower cost of retiree benefits, and one less week in fiscal year 2001.

Newsprint, ink and printing charges. For fiscal year 2001, newsprint, ink and printing charges were 9.6 percent of the Company's revenues, as compared to 10.0 percent for fiscal year 2000. Newsprint, ink and printing charges decreased $8.8 million, or 18.9 percent, for fiscal year 2001 as compared to the prior year due to the dispositions of certain newspaper properties. On a same-store, comparable day basis, newsprint, ink and printing charges increased approximately $1.2 million, or 3.6 percent, primarily due to an increase of approximately 9.2 percent in newsprint prices, offset partially by a decrease in newsprint consumption of approximately 7.0 percent.

Selling, general and administrative. Selling, general and administrative expenses were 12.1 percent and 10.1 percent of the Company's revenues for fiscal years 2001 and 2000, respectively. On a same-store basis, selling, general and administrative expenses for fiscal year 2001 increased $4.2 million from $40.7 million to $44.9 million, due primarily to increased promotional activity associated with the Company's focus on increasing revenues.

Depreciation and amortization. Depreciation and amortization expenses were 6.7 percent and 6.0 percent of the Company's revenues for fiscal years 2001 and 2000, respectively. Depreciation and amortization expenses decreased $1.3 million, or 4.7 percent, to $26.3 million for fiscal year 2001 primarily due to the dispositions of certain newspaper properties. On a same-store basis, depreciation and amortization expense was flat for fiscal year 2001 as compared to fiscal year 2000.

Other expenses. Other expenses were $53.5 million for fiscal year 2001 as compared to $58.4 million for fiscal year 2000. On a same-store basis, other expenses increased approximately $700,000, or 1.4 percent, to $50.7 million due in part to increases in promotional expenses.

Operating income. Operating income decreased $40.7 million, or 31.5 percent, for fiscal year 2001 to $88.5 million as compared to $129.3 million in fiscal year 2000. Same-store operating income decreased $26.2 million, or 23.1 percent, to $87.1 million.

Net interest and other expenses. Net interest and other expense decreased $17.5 million for fiscal year 2001 as compared to fiscal year 2000, principally due to a reduction in average net debt outstanding and lower weighted average interest rates during fiscal year 2001 as compared to fiscal year 2000. The reduction in average net debt is due primarily to the sales of the St. Louis cluster and Ohio properties and strong free cash flow generated from operations, partially offset by funds used for share repurchases, acquisitions and the Philadelphia plant in 2001.

Gains on the sales of newspaper properties. On August 10, 2000, the Company completed its sale of substantially all of the assets of the Suburban Newspapers of Greater St. Louis and all of the issued and outstanding capital stock of The Ladue News, Inc. (collectively, "St. Louis") and reported a pre-tax gain of $141.1 million ($88.4 million after-tax) on the sale. On October 24, 2000, the Company sold substantially all the assets of its Alton, Illinois newspaper, *The Telegraph* ("Alton") and reported a pre-tax gain of $39.6 million on the sale ($24.6 million after-tax). On January 31, 2001, the Company completed the sale of the assets of *The Times Reporter,* Dover/New Philadelphia, Ohio (including Midwest Offset, one of the Company's commercial printing companies co-located with *The Times Reporter*), and *The Independent*, Massillon, Ohio and reported a pre-tax gain of $32.2 million ($42.1 million gain after-tax).

Provision for income taxes. The provision for income taxes was $10.8 million for fiscal year 2001 as compared to $91.0 million for fiscal year 2000. Included in the tax provision for fiscal year 2001 is a $9.9 million tax benefit on the gain on sale of the Company's Dover/New Philadelphia and Massillon properties, which was recorded due to the realization of previously unrecognized book/tax differences and a $1.8 million reversal of certain accruals which were determined to no longer be required. Included in the provision for fiscal year 2000 is $67.7 million of income taxes provided for the sale of the St. Louis cluster partially offset by a $8.0 million reversal of certain accruals which were determined to be no longer required. Excluding these special items in each year, the Company's effective tax rate for fiscal years 2001 and 2000 were 38.9 percent and 38.4 percent, respectively.

Equity interest. The loss on equity interest of $1.3 million recorded for fiscal year 2001 represents the Company's pro rata share (7.56 percent) of the net loss for the period of AdOne, LLC, a provider of classified advertising on the Internet, and compares to a loss on equity interest of $1.6 million in the prior year.

Other information. Tangible net income for fiscal year 2001 was $46.6 million, or $1.09 per share, as compared to $61.0 million, or $1.34 per share, for fiscal year 2000.

Liquidity and Capital Resources

The Company's operations have historically generated strong positive cash flow. The Company believes that cash flows from operations, future borrowings and its ability to issue common stock will be sufficient to fund its operating needs, capital expenditure requirements and long-term debt obligations and will provide it with the flexibility to finance its acquisition strategy and share repurchase program. See Note 4 of "Notes to Consolidated Financial Statements."

Cash flows from operating activities. Net cash provided from operating activities was $59.0 million for fiscal year 2002 as compared to $77.7 million in the prior year. Current assets were $65.4 million and current liabilities, excluding $32.9 million of current maturities of long-term debt, were $52.1 million as of December 29, 2002. The Company manages its working capital through the utilization of its Revolving Credit Facility. The outstanding balance on the Revolving Credit Facility is classified as a long-term liability. During fiscal year 2002, the Company made a $10.9 million cash contribution ($6.9 million after tax) to its pension plans.

Cash flows from investing activities. For fiscal year 2002, net cash used in investing activities was $21.3 million. Cash used in investing activities in 2002 was for funding the Company's acquisitions and for investments in property, plant and equipment. Cash used in investing activities in 2001 was to fund the Company's acquisitions and for investment in property, plant and equipment, partially offset by the proceeds from the January 2001 sale of the assets of two of the Company's newspapers and a commercial printing operation in Ohio. In December 2001, the Company completed the construction of its new Philadelphia printing facility, Journal Register Offset. The total cost of the project was $35.4 million, excluding capitalized interest. Capital expenditures in connection with the construction of Journal Register Offset were $22.8 million in fiscal year 2001, excluding capitalized interest.

The Company has a capital expenditure program of approximately $15 million in place for 2003, which includes spending on buildings; technology, including prepress and business systems, computer hardware and software; machinery; equipment; and vehicles. The Company believes its capital expenditure program is sufficient to maintain its current level and quality of operations. The Company reviews its capital expenditure program periodically and modifies it as required to meet current needs.

Cash flows from financing activities. Net cash used in financing activities was $37.7 million in fiscal year 2002 as compared to $25.9 million in fiscal year 2001. The increase in net cash used in financing activities in fiscal year 2002 results primarily from net long-term debt reductions of $39.4 million in fiscal year 2002 versus net increases in long-term debt of $28.1 million in 2001, partially offset by greater stock repurchase activity in fiscal year 2001.

Debt and derivative activity. On July 15, 1998, the Company entered into a credit agreement (the "Credit Agreement") with a group of banks and other financial institutions, led by The Chase Manhattan Bank (the predecessor to J.P. Morgan Chase & Co.) as administrative agent for the lenders thereunder. The Credit Agreement provided for $500 million in Term Loans and a $400 million Revolving Credit Facility. The proceeds from the Credit Agreement were used to repay amounts outstanding under the prior senior facilities and to purchase the Pennsylvania, New York and Ohio newspaper businesses of The Goodson Newspaper Group for approximately $300 million. The Credit Agreement also provides for an uncommitted, multiple draw term loan facility (the "Incremental Facility") in the amount of up to $500 million, as permitted by the administrative agent, to be repaid under conditions as defined in the Credit Agreement.

The Term Loans mature on March 31, 2006 and September 30, 2006, and the Revolving Credit Facility matures on March 31, 2006. The Term Loans are repayable in quarterly installments and the availability of the Revolving Credit Facility is subject to certain quarterly reductions that commenced in 2002. In addition, under the terms of the Company's Credit Agreement, net proceeds, as defined in the Credit Agreement, from the sale of newspaper properties which are not reinvested within 365 days must be used to prepay debt. Accordingly, the Company's excess borrowing capacity under the Term Loans was reduced in the first quarter of 2002 by approximately $30 million in connection with the Company's January 2001 asset sale.

The amounts outstanding under the Credit Agreement bear interest at (i) 1 ¾ percent to ½ percent above LIBOR (as defined in the Credit Agreement) or (ii) ½ percent to 0 percent above the higher of (a) the Prime Rate (as defined in the Credit Agreement) or (b) ½ percent above the Federal Funds Rate (as defined in the Credit Agreement). The interest rate spreads ("the applicable margins") are dependent upon the ratio of debt to the trailing four quarters Cash Flow (as defined in the Credit Agreement) and are reduced as such ratio declines. The estimated fair value of the Term Loans and Revolving Credit Facility approximates their carrying value.

An annual commitment fee is incurred on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears, at a percentage that varies from 0.375 percent to 0.25 percent based on the quarterly calculation of the Total Leverage Ratio (as defined in the Credit Agreement). At December 29, 2002, the Company's commitment fee was 0.25 percent.

The terms of the Credit Agreement require the Company to maintain certain Interest Rate Protection Agreements ("IRPAs") on a portion of its debt, to reduce the potential exposure of the Company's future cash flows due to fluctuations in the variable interest rates. The minimum requirement varies depending on the Company's Total Leverage Ratio (as defined in the Credit Agreement).

Pursuant to the terms of the Credit Agreement, the Company entered into certain interest rate collar hedges ("the Collars") on November 9, 2001 which became effective on October 29, 2002. The Collars establish an interest rate ceiling ("CAP") and an interest rate floor. The CAP on the Company's collars, which became effective on October 29, 2002, is 6.0 percent and the floor averages approximately 2.66 percent. These rates are based upon the 90-day LIBOR. In the event 90-day LIBOR exceeds 6.0 percent, the Company will receive cash from the issuers to compensate for the rate in excess of the 6.0 percent CAP. If the 90-day LIBOR is lower than 2.66 percent, the Company will pay cash to the issuers to compensate for the rate below the floor. The Collars, which began at a notional amount of $170 million, amortize over two years to a notional aggregate amount of $135 million and terminate on October 29, 2004. On October 10, 2002, the Company entered into additional interest rate collars ("Additional Collars"). The effective date of the Additional Collars is January 29, 2003. The Additional Collars are for a notional aggregate amount of $150 million, which does not amortize over its two-year term. Similar to the existing Collars, the Additional Collars establish an interest rate ceiling ("CAP") and an interest rate floor. The CAP on the Additional Collars is 4.0 percent and the floor averages approximately 1.54 percent. These rates are also based upon the 90-day LIBOR. In the event that 90-day LIBOR exceeds 4.0 percent, the Company will receive cash from the issuers to compensate for the rate in excess of the 4.0 percent CAP. If the 90-day LIBOR is lower than 1.54 percent, the Company will pay cash to the issuers to compensate for the rate below the floor. From time to time the Company may enter into additional IRPAs. The Company anticipates that each IRPA will be designated for all or a portion of the principal balance and term of a specific debt obligation.

As of January 1, 2001, the Company adopted Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. Upon adoption of SFAS 133, the fair market value of the derivative is reported as a transition adjustment to Other Comprehensive Income/Loss ("OCI"). Accordingly, on January 1, 2001, the Company recorded a deferred pre-tax transition gain of $198,600 (approximately $120,000 after-tax) as an adjustment to OCI. The IRPAs were fully effective in hedging the changes in cash flows related to the debt obligation during the fiscal years 2002 and 2001. The total deferred loss reported in OCI as of December 29, 2002 and December 30, 2001 was approximately $3.4 million and $3.7 million, respectively (net of $1.8 and $2.0 million of deferred taxes, respectively).

The Company's weighted-average effective interest rate for fiscal year 2002 was approximately 4.6 percent. This interest rate includes the effect of a $6.2 million pre-tax expense realized and reported as a component of interest expense for the IRPAs in place during fiscal year 2002.

Contractual Obligations and Commitments. As of December 29, 2002, the Company had outstanding indebtedness under the Credit Agreement, due and payable in installments through 2006, of $483.4 million, of which $149.3 million was outstanding under the Revolving Credit Facility and $334.1 million was outstanding under the Term Loans. In addition, the Company had approximately $223.2 million of unused Revolving Credit Facility funds available subject to the terms of the Credit Agreement at December 29, 2002. The remaining aggregate maturities payable under the Term Loans are as follows (dollars in thousands):

2003	$ 32,912
2004	37,853
2005	86,875
2006	176,417

The Revolving Credit Facility is available until March 31, 2006. Availability reduces each quarter through March 31, 2006, in an aggregate amount for each twelve-month period commencing on the dates set forth below, equal to the amount set forth opposite such date, with reductions during each such period being equal in amount (dollars in thousands):

June 30, 2002	$ 55,000
June 30, 2003	65,000
June 30, 2004	100,000
June 30, 2005	180,000

The Term Loans and Revolving Credit Facility are secured by substantially all of the assets of the Company and the common stock and assets of the Company's subsidiaries. The Term Loans and Revolving Credit Facility require compliance with certain covenants, which require, among other things, maintenance of certain financial ratios, which may restrict among other things, the Company's ability to declare dividends, repurchase Company stock, incur additional indebtedness, create liens, sell assets, consummate mergers and make capital expenditures, investments and acquisitions.

The Company leases office space and equipment under non-cancellable operating leases. These leases contain several renewal options for periods typically ranging up to five years. The Company's future minimum lease payments under non-cancellable operating leases in effect as of December 29, 2002, are as follows (dollars in thousands):

2003	$ 2,179
2004	1,699
2005	1,064
2006	366
2007	32
Thereafter	24

Total rent expense was $3.3 million, $3.1 million and $3.0 million for fiscal years 2002, 2001 and 2000, respectively.

Inflation

The Company's results of operations and financial condition have not been significantly affected by inflation. Subject to normal competitive conditions, the Company generally has been able to pass along rising costs through increased advertising and circulation rates.

Significant Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, investments, remaining useful lives of long-lived assets, income taxes, pensions and other post-retirement benefits, as well as contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Accounts Receivable and Bad Debt

Accounts receivable consist primarily of amounts due to the Company from normal business activities. Allowances for doubtful accounts are reserves for the estimated loss from the inability of customers to make required payments. The Company uses historical experience as well as current market information in determining the estimate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Long-Lived Assets

Identifiable intangible assets, such as customer lists and covenants not to compete, were amortized on the straight-line method over their estimated useful lives for the years presented in the Company's consolidated financial statements. In addition, goodwill associated with the excess purchase price over the fair value of assets acquired is currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if required, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company adopted SFAS 142 at the beginning of fiscal year 2002. See further discussions, under "New Accounting Pronouncements" herein, of SFAS 141 and SFAS 142 issued in June 2001 and SFAS 144 issued in October 2001.

Pension and Post-retirement Benefits

Pension and post-retirement benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and post-retirement benefit costs or credits may occur in the future as a result of fluctuations in the Company's headcount and changes in actuarial assumptions.

Litigation

The Company is involved in a number of litigation matters that have arisen in the ordinary course of business. The Company believes that the outcome of these legal proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Revenue Recognition

Revenue is earned from the sale of advertising, circulation and commercial printing. Advertising revenues are recognized, net of agency commissions in the period when advertising is printed or placed on the Company's Web sites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognition are deferred as liabilities.

New Accounting Pronouncements

On July 25, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, *Business Combinations,* and SFAS 142, *Goodwill and Other Intangible Assets*. SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations and clarifies the criteria to recognize intangible assets separately from goodwill. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if required, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001.

The Company adopted SFAS No. 142 at the beginning of fiscal year 2002. If the provisions of SFAS No. 142 were applied to the Company's fiscal year 2001 results, the Company's amortization expense would have been reduced by approximately $12 million and, correspondingly, the Company's earnings per diluted share would have increased by $0.23 per diluted share.

In October 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement did not have a current impact on the Company's financial position or results of operations.

Certain Factors Which May Affect the Company's Future Performance

Newspaper Industry Competition

The Company's business is concentrated in newspapers and other publications located primarily in small metropolitan and suburban areas in the United States. Revenues in the newspaper industry primarily consist of advertising and paid circulation. Competition for advertising and paid circulation comes from local, regional and national newspapers, shopping guides, television, radio, direct mail, online services and other forms of communication and advertising media. Competition for advertising revenues is based largely upon advertiser results, readership, advertising rates, demographics and circulation levels; while competition for circulation and readership is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. Many of the Company's competitors are larger and have greater financial resources than the Company.

Dependence on Local Economies

The Company's advertising revenues and, to a lesser extent, circulation revenues are dependent on a variety of factors specific to the communities which the Company's newspapers serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general, and the related retail segments in particular, and local weather conditions.

Capitalization

As of December 29, 2002, the consolidated indebtedness of the Company was $483.4 million, which represents a multiple of 4.2 times the Company's twelve months trailing EBITDA of approximately $115.3 million. As of December 29, 2002, the Company had a net stockholders' deficit of $3.9 million and total capitalization of $479.5 million and, thus, the percentage of the Company's indebtedness to total capitalization was 101 percent. The Company may incur additional indebtedness to fund operations, capital expenditures, future acquisitions or share repurchases.

The Company's management believes that cash provided by operating activities, future borrowings and its ability to issue common stock will be sufficient to fund its operations and to meet payment requirements under its Term Loans and the Revolving Credit Facility of the Credit Agreement. However, a decline in cash provided by operating activities, which could result from factors beyond the Company's control, such as unfavorable economic conditions, an overall decline in advertising revenues or increased competition, could impair the Company's ability to service its debt. The Credit Agreement requires the maintenance of certain financial ratios and imposes certain operating and financial restrictions on the Company, which may restrict, among other things, the Company's ability to declare dividends, repurchase Company stock, incur indebtedness, create liens, sell assets, consummate mergers and make capital expenditures, investments and acquisitions.

Acquisition Strategy

The Company has grown through, and anticipates that it will continue to grow through, acquisitions of daily and non-daily newspapers and similar publications. Acquisitions may expose the Company to risks, including, without limitation, diversion of management's attention, assumption of unidentified liabilities and assimilation of the operations and personnel of acquired businesses, some or all of which could have a material adverse effect on the financial condition or results of operations of the Company. Depending on the value and nature of the consideration paid by the Company for acquisitions, such acquisitions may have a dilutive impact on the Company's earnings per share. In making acquisitions, the Company competes for acquisition targets with other companies, many of which are larger and have greater financial resources than the Company. There can be no assurance that the Company will continue to be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of such opportunities, evaluating the costs of new growth opportunities at existing operations or managing the publications it owns and improving their operating efficiency. Historically, the Company has financed acquisitions through available cash, free cash flow, borrowings and sales of non-strategic properties. The Company anticipates that it will finance future acquisitions through these same resources. The Credit Agreement limits acquisitions to certain permitted investments and newspapers in the United States, and requires that acquisitions be financed through certain permitted sources. In addition, the financial covenants contained in the Credit Agreement may limit the Company's ability to make acquisitions.

Price and Availability of Newsprint

The basic raw material for newspapers is newsprint. In fiscal year 2002, the Company consumed approximately 49,000 metric tons of newsprint, excluding paper consumed in its commercial printing operations. The average price per metric ton of newsprint based on East Coast transactions prices in 2002, 2001 and 2000 was $465, $585 and $565, respectively, as reported by the trade publication, *Pulp and Paper Weekly.* The Company purchases the majority of its newsprint through its central purchasing group, Journal Register Supply. The Company has no long-term contracts to purchase newsprint. Generally, Journal Register Supply purchases most of its newsprint from one or two suppliers, although in the future the Company may purchase newsprint from other suppliers. Historically, the percentage of newsprint from each supplier has varied. The Company's management believes that concentrating its newsprint purchases in this way provides a more secure newsprint supply and lower unit prices. The Company's management also believes that it purchases newsprint at price levels lower than those that are generally available to individually-owned small metropolitan and suburban newspapers, and consistent with price levels generally available to the largest newsprint purchasers. The available sources of newsprint have been, and the Company believes will continue to be, adequate to supply the Company's needs. The inability of the Company to obtain an adequate supply of newsprint in the future could have a material adverse effect on the financial condition and results of operations of the Company. Historically, the price of newsprint has been cyclical and volatile. The Company's average price per ton of newsprint decreased approximately 22 percent for fiscal year 2002, increased approximately nine percent for fiscal year 2001 and increased approximately six percent for fiscal year 2000, each as compared to the preceding year. The Company believes that if any price decrease or increase is sustained in the industry, the Company will also be impacted by such change. The Company seeks to manage the effects of increases in prices of newsprint through a combination of, among other things, technology improvements, including web-width reductions, inventory management and advertising and circulation price increases. The Company also has reduced fringe circulation in response to increased newsprint prices, as it is the Company's experience that such circulation does not provide adequate response for advertisers. In fiscal year 2002, the Company's newsprint cost (excluding paper consumed in the Company's commercial printing operations) was approximately 5.5 percent of the Company's newspaper revenues.

Environmental Matters

The Company's operations are subject to federal, state and local environmental laws and regulations pertaining to air and water quality, storage tanks and the management and disposal of waste at its facilities. To the best of the Company's knowledge, its operations are in material compliance with applicable environmental laws and regulations as currently interpreted. The Company cannot predict with any certainty whether future events, such as changes in existing laws and regulations or the discovery of conditions not currently known to the Company, may give rise to additional costs that could be material. Furthermore, actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could have a material adverse effect on the financial condition or results of operations of the Company.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

The Company is exposed to market risk arising from changes in interest rates associated with its long-term debt obligations. The Company's long-term debt is at variable interest rates based on the LIBOR, the Prime Rate or the Federal Funds Rate, plus a certain interest rate spread as defined in the Credit Agreement. To manage its exposure to fluctuations in interest rates as required by its Credit Agreement, the Company enters into certain IRPAs on a portion of its debt, which minimizes the effect of changes in variable interest rates. The Company's objective with respect to these agreements is for hedging activities and not for trading or speculative activity.

At December 29, 2002, the Company had in place no-cost collars with an aggregate notional amount of $170 million, which became effective when certain SWAP agreements expired in October 2002. On October 10, 2002, the Company entered into additional interest rate collars ("Additional Collars") which became effective on January 29, 2003. The Additional Collars are for a notional amount of $150 million. Assuming a 10 percent increase or reduction in interest rates for the year ended December 29, 2002, the effect on the Company's pre-tax earnings would have been approximately $0.9 million.

Newsprint, which is the principal raw material for the Company's newspapers, is exposed to commodity price changes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Factors Which May Affect the Company's Future Performance – Price and Availability of Newsprint."

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the requested information is shown in the consolidated financial statements or related notes.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Journal Register Company

We have audited the accompanying consolidated balance sheets of Journal Register Company as of December 29, 2002 and December 30, 2001, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended December 29, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Register Company, as of December 29, 2002 and December 30, 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other indefinite-lived intangible assets.

Ernst & Young LLP

MetroPark, New Jersey
January 29, 2003

JOURNAL REGISTER COMPANY
CONSOLIDATED BALANCE SHEETS

Dollars in thousands **Fiscal year ended**	**Dec. 29, 2002**	**Dec. 30, 2001**
Assets		
Current assets		
Cash and cash equivalents	$ 33	$ 110
Accounts receivable, less allowance for doubtful accounts of $6,388 and $6,365, respectively	48,101	49,920
Inventories	6,869	5,535
Deferred income taxes	4,208	3,962
Other current assets	6,172	7,046
Total current assets	**65,383**	**66,573**
Property, plant and equipment		
Land	10,408	10,408
Buildings and improvements	71,356	69,448
Machinery and equipment	170,297	161,784
Construction in progress	5,568	3,373
Total	**257,629**	**245,013**
Less accumulated depreciation	(131,949)	(120,573)
Net property, plant and equipment	**125,680**	**124,440**
Intangible and other assets		
Goodwill	491,385	492,349
Other intangible assets, net of accumulated amortization of $8,177 and $6,929, respectively	15,885	12,841
Other assets	3,370	14,968
Total assets	**$ 701,703**	**$ 711,171**
Liabilities and Stockholders' Deficit		
Current liabilities		
Current maturities of long–term debt	$ 32,912	$ 30,254
Accounts payable	11,942	15,988
Accrued interest	2,446	3,791
Deferred subscription revenue	10,514	9,750
Accrued salaries and vacation	6,472	5,266
Fair market value of hedges	5,162	5,715
Other accrued expenses and current liabilities	15,533	22,367
Total current liabilities	**84,981**	**93,131**
Senior debt, less current maturities	450,457	492,517
Deferred income taxes	39,350	35,933
Accrued retiree benefits and other liabilities	18,373	12,114
Income taxes payable	112,421	113,674
Commitments and contingencies		
Stockholders' deficit		
Common stock, $.01 par value per share, 300,000,000 shares authorized, 48,437,581 issued at December 29, 2002 and December 30, 2001	484	484
Additional paid–in capital	358,242	358,263
Accumulated deficit	(239,416)	(288,643)
	119,310	70,104
Less treasury stock 6,815,197 shares and 6,932,050 shares, respectively, at cost	(100,074)	(101,778)
Accumulated other comprehensive loss, net of tax	(23,115)	(4,524)
Net stockholders' deficit	**(3,879)**	**(36,198)**
Total liabilities and stockholders' deficit	**$ 701,703**	**$ 711,171**

See accompanying notes.

JOURNAL REGISTER COMPANY
CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share data

Fiscal year ended	**Dec. 29, 2002**	**Dec. 30, 2001**	**Dec. 31, 2000**
Revenues:			
Advertising	$ 297,056	$ 287,859	$ 343,130
Circulation	91,123	87,737	96,852
Newspaper revenues	388,179	375,596	439,982
Commercial printing and other	19,575	18,809	23,987
Total	**407,754**	**394,405**	**463,969**
Operating expenses:			
Salaries and employee benefits	150,614	140,522	155,161
Newsprint, ink and printing charges	30,813	37,741	46,533
Selling, general and administrative	54,186	47,810	47,008
Depreciation and amortization	14,927	26,317	27,616
Other	56,866	53,474	58,395
	307,406	305,864	334,713
Operating income	**$ 100,348**	**$ 88,541**	**$ 129,256**
Other income (expense):			
Net interest expense and other	(23,677)	(30,490)	(48,020)
Gains on sales of newspaper properties	–	32,212	180,720
Income before income taxes and equity interest	76,671	90,263	261,956
Provision for income taxes	27,444	10,818	90,951
Income before equity interest	49,227	79,445	171,005
Equity interest	–	(1,313)	(1,624)
Net income	**$ 49,227**	**$ 78,132**	**$ 169,381**
Net income per common share:			
Basic	$ 1.18	$ 1.85	$ 3.74
Diluted	$ 1.16	$ 1.83	$ 3.72
Weighted–average shares outstanding:			
Basic	41,576	42,273	45,302
Diluted	42,323	42,654	45,474

See accompanying notes.

JOURNAL REGISTER COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Dollars in thousands	Common Stock	Additional Paid-in Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total Stockholders' Deficit
Balance as of December 26, 1999	**$ 484**	**$ 358,244**	**$ (160)**	**$ (536,156)**	**$ (29,795)**	**$ (207,383)**
Net income				169,381		169,381
Minimum pension liability adjustment, Net of tax expense of $116			160			160
Total comprehensive income						$ 169,541
Purchase of 12,390,535 shares of Treasury stock					(18,072)	(18,072)
Exercise of stock options for common stock		24			164	188
Balance as of December 31, 2000	**$ 484**	**$ 358,268**	–	**$ (366,775)**	**$ (47,703)**	**$ (55,726)**
Net income				78,132		78,132
Minimum pension liability adjustment, net of tax benefit of $572			(809)			(809)
Mark to market adjustment of fully effective hedge, net of tax benefit of $2,000			(3,715)			(3,715)
Total comprehensive income						$ 73,608
Purchase of 3,362,200 shares of treasury stock					(54,274)	(54,274)
Exercise of stock options for common stock		(5)			199	194
Balance as of December 30, 2001	**$ 484**	**$ 358,263**	**$ (4,524)**	**$ (288,643)**	**$ (101,778)**	**$ (36,198)**
Net income				49,227		49,227
Minimum pension liability adjustment, net of tax benefit of $11,486			(18,956)			(18,956)
Mark to market adjustment of fully effective hedge, net of Tax expense of $189			365			365
Total comprehensive income						$ 30,636
Purchase of 5,000 shares of treasury stock					(85)	(85)
Exercise of stock options for common stock		(21)			1,789	1,768
Balance as of December 29, 2002	**$ 484**	**$ 358,242**	**$ (23,115)**	**$ (239,416)**	**$ (100,074)**	**$ (3,879)**

See accompanying notes.

JOURNAL REGISTER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in thousands

Fiscal year ended	**Dec. 29, 2002**	**Dec. 30, 2001**	**Dec. 31, 2000**
Cash flows from operating activities			
Net income	$ 49,227	$ 78,132	$ 169,381
Adjustments to reconcile net income to net cash provided by operating activities, excluding effects of acquisitions and dispositions of businesses and newspaper properties:			
Provision for losses on accounts receivable	5,025	4,585	4,195
Depreciation and amortization	14,927	26,317	27,616
Net gain on disposal of property, plant and equipment	(728)	(16)	(345)
Loss on equity investment	–	1,313	1,624
Gains on sales of newspaper properties	–	(32,212)	(180,720)
Accrued retiree benefits and other non-current liabilities	(12,692)	(2,052)	(1,285)
Increase in deferred taxes	14,469	6,588	10,385
Changes in operating assets and liabilities:			
Accounts receivable	(2,405)	1,542	(1,483)
Income taxes payable	(1,253)	(7,784)	48,147
Other assets and liabilities	(7,606)	1,253	(14,600)
Net cash provided by operating activities	**58,964**	**77,666**	**62,915**
Cash flows from investing activities			
Additions to property, plant and equipment	(13,010)	(34,929)	(21,550)
Net proceeds from sale of property, plant and equipment	297	49	1,905
Proceeds from sale of newspaper properties	–	54,601	216,972
Purchases of businesses and equity investment	(8,609)	(77,828)	(2,121)
Net cash provided by (used in) investing activities	**(21,322)**	**(58,107)**	**195,206**
Cash flows from financing activities			
Proceeds from (payments of) long-term debt	(39,402)	28,136	(236,832)
Exercise of stock options for common stock	1,768	194	188
Purchase of Company stock	(85)	(54,274)	(18,072)
Net cash used in financing activities	**(37,719)**	**(25,944)**	**(254,716)**
Increase (decrease) in cash and cash equivalents	(77)	(6,385)	3,405
Cash and cash equivalents, beginning of year	110	6,495	3,090
Cash and cash equivalents, end of year	**$ 33**	**$ 110**	**$ 6,495**
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 24,431	$ 32,870	$ 50,081
Income taxes	$ 13,219	$ 12,015	$ 32,535
Supplemental disclosures of non-cash activities:			
Comprehensive income (loss) – minimum pension liability and mark to market hedge adjustment, net of tax	$ (18,591)	$ (4,524)	$ 160

See accompanying notes.

1. Organization

The accompanying consolidated financial statements include Journal Register Company and all of its wholly owned subsidiaries (the "Company"). Journal Register Company primarily publishes daily and non-daily newspapers serving markets in Philadelphia and its surrounding areas, Connecticut, the Greater Cleveland area of Ohio, Central New England and the Capital-Saratoga and Mid-Hudson regions of New York. The Company also owns and manages commercial printing operations in Connecticut and Pennsylvania. The Company was incorporated on March 11, 1997 and became a publicly traded company in May of 1997.

The Company has authorized 1,000,000 shares of Preferred Stock, none of which were issued or outstanding during the periods presented.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. Investments over which the Company does not have voting control but exerts significant influence are accounted for by the equity method. All significant intercompany activity has been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, investments, long-lived assets, income taxes, pensions and other post-retirement benefits, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

Accounts Receivable and Bad Debt

Accounts receivable consist primarily of amounts due to the Company from normal business activities. Allowances for doubtful accounts are reserves for the estimated loss from the inability of customers to make required payments. The Company uses historical experience as well as current market information in determining this estimate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories, consisting of newsprint, ink and supplies, are stated at the lower of cost (primarily first-in, first-out method) or market.

Accounting for Stock Option Plan

In December 2002, the Financial Accounting Standards Boards ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. SFAS No. 148 did not require the Company to change to the fair value based method of accounting for stock-based compensation.

2. Summary of Significant Accounting Policies (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period for such options. The Company's fiscal year pro forma information, had compensation costs for the Company's stock option plans been determined in accordance with SFAS 123, is as follows:

(Dollars in thousands, except per share amounts)

Fiscal year ended	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000
Net income attributable to common stockholder:			
As reported	$ 49,227	$ 78,132	$ 169,381
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	–	–	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,307)	(4,227)	(3,605)
Pro forma	$ 45,920	$ 73,905	$ 165,776
Net income per share:			
As reported:			
Basic	$ 1.18	$ 1.85	$ 3.74
Diluted	$ 1.16	$ 1.83	$ 3.72
Pro forma:			
Basic	$ 1.10	$ 1.75	$ 3.66
Diluted	$ 1.09	$ 1.73	$ 3.65

Long-Lived Assets

On December 31, 2001, which was the first day of fiscal year 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which superceded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." In accordance with SFAS No. 144, the Company reviews the recoverability of intangibles and other long-lived assets whenever events and circumstances indicate that the carrying amount may not be recoverable. The carrying amount of the long-lived asset is reduced by the difference between the carrying amounts and estimated fair value with a corresponding charge to expense.

Property, plant and equipment are stated at cost less any required impairment reserve. Maintenance and repairs are charged to expense as incurred, while costs of major additions and betterments are capitalized. Depreciation is provided for financial reporting purposes primarily on the straight-line method over the following estimated useful lives:

Buildings and improvements	5 to 30 years
Machinery and equipment	3 to 30 years

2. Summary of Significant Accounting Policies (continued)

Intangible assets recorded in connection with the acquisition of newspapers generally consist of the values assigned to subscriber lists, mastheads, non-competition covenants and the excess of cost over the fair value of identifiable net assets of the companies acquired. These assets are carried at the lower of unamortized cost or the amount expected to be recovered by projected future operations after considering attributable general and administration expense and interest on debt allocated to the various newspapers. If, in the opinion of management, impairment in value occurs, any necessary write-downs will be charged to expense in accordance with SFAS No. 142. The balance of intangible assets at December 29, 2002 and December 30, 2001 was comprised principally of debt issuance costs, subscriber lists, non-compete covenants, mastheads and the excess cost over the fair value of identifiable net assets of companies acquired. Intangible assets excluding goodwill and mastheads are being amortized using the straight-line method over a period of their useful life, up to 40 years. Deferred financing cost associated with the Term Loans and the Revolving Credit Facility (as defined in Note 4, Long-Term Debt) is amortized over the terms of such loans.

During fiscal year 2001, the Company adopted the amortization provisions of SFAS No. 142 which apply to goodwill and intangible assets acquired after June 30, 2001. In addition, SFAS No. 141, which became effective July 1, 2001, eliminated the pooling-of-interest method of accounting for business combinations.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

Revenue is earned from the sale of advertising, circulation and commercial printing. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on the Company's Web sites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognition are deferred as liabilities.

Segment Reporting

As of December 29, 2002, the Company published 23 daily newspapers and 233 non-daily publications in the United States. The Company maintains operations and local management in the markets that it serves. Newspapers are distributed through local distribution channels consisting of contract carriers and single copy outlets. The Company conducts business in one operating segment. The operating segment consists of individual operations that the executive management team reviews for purposes of assessing performance and making operational decisions. These individual operations have been aggregated into one segment because management believes it helps the users understand the Company's performance and is consistent with the manner in which the individual operations are managed. The combined operations have similar economic characteristics and each operation has similar products, services, customers, production processes and distribution systems.

Concentration of Credit Risk

Approximately 20% of the Company's employees are employed under collective bargaining agreements. In 2002, no one customer accounted for more than 1 percent of total revenues or 2 percent of accounts receivable.

Derivative Risk Management Policy and Strategy

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 137 and No. 138, specifies the accounting and disclosure requirements for such instruments. In accordance with these pronouncements, as of January 1, 2001, all effective hedges, as defined, are recorded as an asset or liability with a corresponding offset to Other Comprehensive Income ("OCI") in the equity section of the balance sheet. Any ineffective portion of a hedging instrument or trading derivatives would be recorded as an asset or liability with a corresponding charge or credit to the income statement. The information below describes the Company's derivative risk management policy and strategy as required by SFAS 133, as amended.

2. Summary of Significant Accounting Policies (continued)

In accordance with the requirements of its Credit Agreement (as defined in Note 4, Long-Term Debt) dated July 15, 1998, the Company is required to maintain certain Interest Rate Protection Agreements ("IRPAs") on a portion of its debt, to reduce the potential exposure of the Company's future cash flows to fluctuations in variable interest rates on which the interest on the outstanding debt is calculated. The minimum requirement varies depending on the Company's Total Leverage Ratio, as defined in the Credit Agreement. From time to time, the Company may enter into additional IRPAs for nominal amounts on the outstanding debt that will, at a minimum, meet the requirements of the Credit Agreement. Each IRPA is designated for all or a portion of the principal balance and term of a specific debt obligation.

Under the Company's current IRPAs, the Company pays to or receives from the issuer to compensate for the rate below the interest rate floor or in excess of the interest rate ceiling, respectively. These rates are based on the 90-day LIBOR.

The Company currently considers its current IRPAs to be highly effective cash flow hedges. The Company measures the effectiveness of each IRPA quarterly. As specified in SFAS 133, any gain or loss on the effective portion of the IRPA is recorded in OCI and the ineffective portion would be recorded directly to current earnings. Amounts in accumulated OCI are reclassified into earnings in the same period in which the hedged forecasted transactions affect earnings. In the event of the early extinguishment of a designated debt obligation, any unrealized gain or loss included in OCI is recognized in the income statement coincident with the extinguishment.

3. Intangible and Other Assets

On July 25, 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141, which became effective July 1, 2001, eliminated the pooling-of-interest method of accounting for business combinations and clarified the criteria to recognize intangible assets separately from goodwill. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized, however they are reviewed annually or more frequently, if required, for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. During fiscal year 2001, the Company adopted the amortization provisions of SFAS No. 142 which apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS No. 142 at the beginning of fiscal year 2002. The required transitional analysis of the Company's goodwill and indefinite-lived intangible assets was completed as of June 30, 2002. The Company has also performed the annual impairment tests as of the first day of the fourth quarter of fiscal year 2002, and a determination was made that such assets were not impaired. Additionally, during fiscal year 2002, the Company finalized certain purchase accounting adjustments and closing costs related to certain of its acquisitions, resulting in a direct reduction of goodwill.

3. **Intangible and Other Assets (continued)**

Changes in the carrying amounts of intangible assets are as follows:

	As of December 29, 2002			As of December 30, 2001		
Dollars in thousands	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization:						
Customer and subscriber lists	$ 6,743	$ (4,124)	$ 2,619	$ 6,595	$ (3,467)	$ 3,128
Non-compete covenants	2,870	(1,584)	1,286	2,294	(1,553)	741
Debt issuance costs	4,573	(2,469)	2,104	4,573	(1,909)	2,664
Total	$ 14,186	$ (8,177)	$ 6,009	$ 13,462	$ (6,929)	$ 6,533
Intangible assets not subject to amortization:						
Goodwill	$ 554,595	$ (63,210)	$ 491,385	$ 555,559	$ (63,210)	$ 492,349
Mastheads	9,968	(92)	9,876	6,400	(92)	6,308
Total	$ 564,563	$ (63,302)	$ 501,261	$ 561,959	$ (63,302)	$ 498,657
Total Goodwill and other intangible assets	$ 578,749	$ (71,479)	$ 507,270	$ 575,421	$ (70,231)	$ 505,190

Identifiable intangible assets include customer and subscriber lists, non-compete covenants and debt issuance costs, which have an estimable useful life and are amortizable on a straight-line basis over their useful lives. Indefinite-lived intangible assets include Goodwill and Mastheads. Mastheads are included in Other intangible assets on the balance sheet. For the year ended December 29, 2002, the change in Goodwill relates to the acquisitions of newspaper properties and the finalization of certain purchase accounting adjustments (see Note 10) during the period. For fiscal years 2002 and 2001, amortization expense for intangible assets was approximately $1.3 million and $14.3 million, respectively.

Estimated amortization expense for each of the five succeeding fiscal years for Identifiable intangible assets and other assets is as follows (dollars in thousands):

2003	$1,384
2004	1,384
2005	1,361
2006	902
2007	131
Thereafter	847

3. Intangible and Other Assets (continued)

The pro forma results of operations for fiscal years 2001 and 2000, assuming the amortization provisions of SFAS No. 142 were applied retroactively at January 1, 2001, are as follows:

	Fiscal Year Ended Dec. 30, 2001			Fiscal Year Ended Dec. 31, 2000		
	Net	Net Income Per Share		Net	Net Income Per Share	
Dollars in millions, except per share data	Income	Basic	Diluted	Income	Basic	Diluted
Net income	$ 78.1	$ 1.85	$ 1.83	$ 169.4	$ 3.74	$ 3.72
Add-back:						
Amortization of Goodwill and Mastheads, net of taxes	10.0	0.24	0.23	9.9	0.22	0.22
Adjusted net income	$ 88.1	$ 2.09	$ 2.06	$ 179.3	$ 3.96	$ 3.94

The changes in the carrying amount of goodwill for the fiscal year ended December 29, 2002, are as follows:

Dollars in thousands	
Balance as of December 30, 2001, net of accumulated amortization	$492,349
Goodwill acquired during year	3,299
Adjustments/reclassifications related to the purchase of businesses	(4,263)
Balance as of December 29, 2002, net accumulated amortization	$ 491,385

Included in other assets is the Company's investment in PowerOne Media, Inc. ("PowerOne"), a provider of classified advertising on the internet. PowerOne was created as a result of the merger in November 2001 between PowerAdz, LLC ("PowerAdz") and AdOne, LLC ("AdOne"). The Company was an investor in AdOne prior to the merger. In the ordinary course of business, the Company has related party sales with PowerOne which amounted to approximately $4.5 and $4.2 million for fiscal years 2002 and 2001, respectively.

4. Long-Term Debt

The Company entered into a credit agreement in July 1998 with a group of lenders, led by Chase Manhattan Bank (the predecessor to J.P. Morgan Chase & Co.) as administrative agent (the "Credit Agreement"). The Credit Agreement provided for two secured term loan facilities ("Term Loan A" and "Term Loan B" or collectively the "Term Loans") each at a face amount of $250 million, and a secured revolving credit facility (the "Revolving Credit Facility") for $400 million. Proceeds under these loan facilities were used to repay existing debt and to fund the acquisition of the Pennsylvania, New York, and Ohio newspaper businesses of The Goodson Newspaper Group (the "Goodson Acquisition") in July 1998. The Credit Agreement also provides for an uncommitted, multiple draw term loan facility (the "Incremental Facility") in the amount of up to $500 million, as permitted by the administrative agent, to be repaid under conditions as defined in the Credit Agreement. To date, the Company has not drawn down on the Incremental Facility.

Under the terms of the Credit Agreement, net proceeds, as defined in the Credit Agreement, from the sale of newspaper properties which are not reinvested within 365 days must be used to prepay debt. Accordingly, the Company's excess borrowing capacity under the Term Loans was reduced in the first quarter of 2002 by approximately $30 million in connection with the Company's January 2001 sale of two of its Ohio newspaper properties.

4. **Long-Term Debt (continued)**

The Company's long-term debt as of December 29, 2002 and December 30, 2001 was comprised of the following:

(Dollars in thousands)	2002	2001
Term Loan A	$ 138,367	$ 179,064
Term Loan B	195,690	212,524
Revolving Credit Facility	149,312	131,183
Total Long-term debt	483,369	522,771
Less Current Portion	(32,912)	(30,254)
Total Long-term debt, less current portion	$ 450,457	$ 492,517

The Term Loan A Facility matures on March 31, 2006 and is repayable in quarterly installments that commenced on June 30, 2000. The Term Loan B Facility matures on September 30, 2006 and is repayable in quarterly installments that commenced on June 30, 2000. The remaining aggregate annual maturities payable under the Term Loans by fiscal year are as follows (dollars in thousands):

2003	$ 32,912
2004	37,853
2005	86,875
2006	176,417

The Revolving Credit Facility is available until March 31, 2006. Availability will be reduced by equal consecutive quarterly reductions, commencing on June 30, 2002 and ending on March 31, 2006, in an aggregate amount for each twelve-month period commencing on the dates set forth below, equal to the amount set forth opposite such date (dollars in thousands):

June 30, 2002	$ 55,000
June 30, 2003	65,000
June 30, 2004	100,000
June 30, 2005	180,000

The Term Loans and Revolving Credit Facility are secured by substantially all of the assets of the Company and the common stock and assets of the Company's subsidiaries. The Term Loans and Revolving Credit Facility require compliance with certain covenants, including the maintenance of certain financial ratios, which may restrict, among other things, the Company's ability to declare dividends, repurchase Company stock, incur additional indebtedness, create liens, sell assets, consummate mergers and make capital expenditures, investments and acquisitions.

The amounts outstanding under the Credit Agreement bear interest at (i) 1 ¾ percent to ½ percent above LIBOR (as defined in the Credit Agreement) or (ii) ½ percent to 0 percent above the higher of (a) the Prime Rate (as defined in the Credit Agreement) or (b) ½ percent above the Federal Funds Rate (as defined in the Credit Agreement). The interest rate spreads ("the applicable margins") are dependent upon the Total Leverage Ratio (as defined in the Credit Agreement) and are reduced as such ratio declines. Capitalized interest during fiscal year 2001 was $1.3 million. There was no capitalized interest during fiscal year 2002. The estimated fair value of the Term Loans and Revolving Credit Facility approximates their carrying value.

An annual commitment fee is incurred on the average daily-unused portion of the Revolving Credit Facility, payable quarterly in arrears, at a percentage that varies from 0.375 percent to 0.250 percent based on the quarterly calculation of the Total Leverage Ratio (as defined in the Credit Agreement). At December 29, 2002, the Company's commitment fee was 0.25 percent.

The terms of the Credit Agreement require the Company to maintain certain Interest Rate Protection Agreements ("IRPAs") on a portion of its debt, to reduce the potential exposure of the Company's future cash flows due to fluctuations in the variable interest rates on which the interest on the outstanding debt is calculated. The minimum requirement varies depending on the Company's Total Leverage Ratio, as defined in the Credit Agreement. To fulfill this requirement, the Company participated in certain IRPAs. The Company had IRPAs in effect during 2002 pursuant to which the Company assumed a fixed rate of interest and a counter party had assumed the variable rate (the "SWAP"). Pursuant to the SWAP agreement, the Company agreed to exchange with certain banks at specific dates the difference between the fixed rate in the SWAP agreement and the LIBOR floating rate applied to the notional principal amount. These IRPAs expired in October 2002.

In addition, pursuant to the terms of the Credit Agreement, the Company entered into an interest rate collar hedge ("the collar") on November 9, 2001. The collar establishes an interest rate ceiling ("CAP") and an interest rate floor at no initial cost to the Company.

4. Long-Term Debt (continued)

The CAP on the Company's collar, which became effective October 29, 2002, is 6.0 percent and the floor averages approximately 2.66 percent. These rates are based upon the 90-day LIBOR. In the event 90-day LIBOR exceeds 6.0 percent, the Company will receive cash from the issuer to compensate for the rate in excess of the 6.0 percent CAP. If the 90-day LIBOR is lower than 2.66 percent, the Company will pay cash to the issuer to compensate for the rate below the floor. The collar became effective on October 29, 2002 beginning at a notional amount of $170 million. The collar amortizes over two years to a notional aggregate amount of $135 million and terminates on October 29, 2004. On October 10, 2002, the Company entered into additional interest rate Collars ("Additional Collars"). The effective date of the Additional Collars is January 29, 2003. The Additional Collars are for a notional aggregate amount of $150 million, which is fixed for a two-year term. Similar to the existing Collar, the Additional Collars establish an interest rate ceiling ("Cap") and an interest rate floor at no initial cost to the Company. The Cap on the Additional Collars is 4.0 percent and the floor averages approximately 1.54 percent. These rates are based upon the 90-day LIBOR. In the event that 90-day LIBOR exceeds 4.0 percent, the Company will receive cash from the issuer to compensate for the rate in excess of the 4.0 percent Cap. If the 90-day LIBOR is lower than 1.54 percent, the Company will pay cash to the issuer to compensate for the rate below the floor. From time to time, the Company may enter into additional IRPAs. The Company expects that each IRPA will be designated for all or a portion of the principal balance and term of a specific debt obligation.

As of January 1, 2001, the Company adopted the Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended. Upon adoption of SFAS 133, the fair market value of the derivative is reported as a transition adjustment to Other Comprehensive Income/Loss. Accordingly, on January 1, 2001, the Company recorded a deferred pre-tax transition gain of $198,600 ($120,000 after-tax) as an adjustment to OCI. The interest rate SWAPs were fully effective in hedging the changes in cash flows related to the debt obligation during the years ending December 29, 2002 and December 30, 2001. The total deferred loss reported in OCI as of December 29, 2002 and December 30, 2001 was approximately $3.4 million and $3.7 million, respectively (net of $1.8 and $2.0 million of deferred taxes, respectively).

The Company's weighted-average effective interest rate for fiscal year 2002 was approximately 4.6 percent. This interest rate includes the effect of a $6.2 million pre-tax expense realized and reported as a component of interest expense for the Interest Rate Protection Agreements in place during fiscal year 2002. Net interest expense and other includes interest expense of approximately $23.1 million, $30.7 million and $49.4 million for fiscal years 2002, 2001 and 2000, respectively.

As of December 29, 2002, the Company had outstanding indebtedness under the Credit Agreement, due and payable in installments through 2006, of $483.4 million, of which $149.3 million was outstanding under the Revolving Credit Facility and $334.1 million was outstanding under the Term Loans. There were $223.2 million of unused Revolving Credit Facility funds subject to the terms of the Credit Agreement at December 29, 2002.

5. Stock Plans

Stock Incentive Plan

During 1997, the Company's Board of Directors (the "Board") adopted and the stockholders approved the Company's 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 Plan, as amended on March 27, 2001, authorizes grants of up to 6,383,750 shares of Common Stock through: (i) incentive stock options and non-qualified stock options (in each case, with or without stock appreciation rights) to acquire common stock; (ii) awards of restricted shares of Common Stock; and (iii) performance units to such directors, officers and other employees of, and consultants to, the Company and its subsidiaries and affiliates as may be designated by the Compensation Committee of the Board or such other committee of the Board, as the Board may designate.

Incentive stock options are granted at no less than fair market value of the common stock on the date of grant. The option price per share of common stock for all other stock options is established by the Compensation Committee of the Board. Stock options vest evenly over a five year period at a rate of 20 percent per year commencing on the first anniversary after issuance, continuing through the fifth anniversary, at which time 100 percent may be exercised. These options expire ten years after issuance.

5. **Stock Plans (continued)**

The following table summarizes the Company's stock option activity for the fiscal years presented:

	Dec. 29, 2002		Dec. 30, 2001		Dec. 31, 2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding-beginning of year	4,555,673	$17.06	3,968,367	$17.28	3,317,281	$18.00
Granted	773,875	21.67	726,075	15.86	874,950	14.66
Exercised	121,853	14.47	13,535	14.29	18,933	14.23
Forfeited	139,241	17.47	125,234	17.23	204,931	17.47
Outstanding-end of year	5,068,454	$17.82	4,555,673	$17.06	3,968,367	$17.28
Exercisable at end of year	2,873,411	$17.77	2,102,311	$17.93	1,371,601	$18.30
Weighted-average fair value of options granted during the year	$7.86		$5.76		$8.33	

Further information about stock options outstanding at December 29, 2002, as follows:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$14.00 – 16.00	2,824,382	6.6	$14.78	1,549,409	$14.49
$16.01 – 18.00	46,000	6.8	17.16	25,700	17.44
$18.01 – 20.00	–	–	–	–	–
$20.01 – 22.50	2,198,072	6.5	21.74	1,298,302	21.69
	5,068,454	6.5	$17.77	2,873,411	$17.82

The Company adopted the disclosure requirements of SFAS No. 123 as amended by SFAS No. 148. Accordingly, the Company discloses pro forma net income and earnings per share determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 4.86 percent, 5.32 percent and 5.16 percent, and expected common stock market price volatility factors of 0.21, 0.19 and 0.48 for the years 2002, 2001 and 2000, respectively. A seven-year weighted average expected life of each option granted and no dividend yield was assumed.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

5. Stock Plans (continued)

Stock Rights Plan

Effective July 17, 2001, the Company adopted a Stockholder Rights Plan (the "Plan") and declared a dividend of one preferred share purchase right (the "Rights") on each outstanding share of the Company's common stock held by stockholders of record on July 27, 2001. The rights are exercisable if a person or group acquires 15 percent or more of the Company's common stock, or commences a tender offer with that goal. The rights will expire July 27, 2011.

---

6. Earnings Per Common Share

The following table sets forth the computation of weighted-average shares outstanding for calculating basic and diluted earnings per share for the fiscal years ended:

(In thousands) **Fiscal year ended**	**Dec. 29, 2002**	**Dec. 30, 2001**	**Dec. 31, 2000**
Weighted-average shares – basic	41,576	42,273	45,302
Effect of dilutive securities:			
Employee stock options	747	381	172
Weighted-average shares – diluted	42,323	42,654	45,474

Options to purchase the Company's common stock that were not included in the computation of the diluted earnings per share because the options' exercise price was greater than the average market price of the common shares during (in thousands, except per share amounts):

Fiscal Year	Options	Exercise Price Range
2002	2,199	$21.00 to $22.50
2001	1,497	$17.00 to $22.50
2000	1,533	$15.94 to $22.50

7. Pension and Post-retirement Plans

The Company and its subsidiaries maintain defined benefit pension plans. The benefits are based on years of service and employee compensation, primarily on career average pay. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using assumptions that differ from those used for financial reporting. Assets of the plans consist principally of short-term investments, annuity contracts, equity securities and corporate and U.S. Government obligations. The Company uses information as of September 30 to measure the value of pension plan assets and liabilities. On September 30, 2002, although not required under pension laws, the Company made a $10.9 million tax-deductible cash contribution to its qualified pension plans. The tax benefit related to this contribution was approximately $4 million. Certain of the Company's subsidiaries provide retiree health and life insurance benefits.

7. **Pension and Post-retirement Plans (continued)**

The following table sets forth the plans' funded status and the amount recognized in the Company's consolidated balance sheet:

(Dollars in thousands)	Pension Benefits		Post-Retirement Benefits	
	2002	**2001**	**2002**	**2001**
Change in benefit obligation				
Benefit obligation at beginning of year	$ 78,562	$ 73,736	$ 4,988	$ 4,970
Service cost	1,674	1,517	6	6
Interest cost	5,632	5,537	356	366
Actuarial (gain) loss	6,415	2,907	(651)	132
Benefits paid	(5,008)	(5,135)	(489)	(486)
Curtailments/Divestitures/Other	–	–	–	–
Benefit obligation at end of year	$ 87,275	$ 78,562	$ 4,210	$ 4,988
Change in plan assets				
Fair value of plan assets at beginning of year	$ 83,973	$ 100,643	$ –	$ –
Actual loss on plan assets	(11,329)	(11,559)	–	–
Employer contributions	11,010	24	489	486
Benefits paid	(5,008)	(5,135)	(489)	(486)
Fair value of plan assets at end of year	$ 78,646	$ 83,973	$ –	$ –
Reconciliation of funded status				
Funded status	$ (8,629)	$ 5,411	$ (4,210)	$ (4,988)
Unrecognized net:				
Transition (asset)	(41)	(80)	–	–
Prior service cost	(1,460)	(1,816)	(252)	(345)
(Gain) loss	35,088	9,666	(2,880)	(2,538)
Net amount recognized	$ 24,958	$ 13,181	$ (7,342)	$ (7,871)

JOURNAL REGISTER COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Pension and Post-retirement Plans (continued)

(Dollars in thousands)	Pension Benefits		Post-Retirement Benefits	
	2002	**2001**	**2002**	**2001**
Amounts recognized in statement of financial position				
Prepaid benefit cost	$ –	$ 12,859	$ N/A	$ N/A
Accrued benefit liability	(6,865)	(1,059)	(7,342)	(7,871)
Accumulated other comprehensive loss	31,823	1,381	N/A	N/A
Net amount recognized	$ 24,958	$ 13,181	$ (7,342)	$ (7,871)
Separate disclosures for pension plans with accumulated benefit obligation in excess of plan assets				
Projected benefit obligation at end of year	$ 87,275	$ 8,260	N/A	N/A
Accumulated benefit obligation at end of year	$ 85,511	$ 7,569	N/A	N/A
Fair value of assets at end of year	$ 78,646	$ 6,511	N/A	N/A
Components of net periodic benefit cost				
Service cost	$ 1,674	$ 1,517	$ 6	$ 6
Interest cost	5,632	5,537	356	366
Expected return on plan assets	(7,764)	(8,856)	N/A	N/A
Amortization of net:				
Transition obligation	(39)	108	–	–
Prior service cost	(356)	(356)	(93)	(93)
(Gain)/loss	87	(352)	(309)	(395)
Net periodic benefit expense	$ (766)	$ (2,402)	$ (40)	$ (116)
Actuarial assumptions (weighted average)				
Discount rate				
Used for current fiscal year expense	7.50%	7.75%	7.50%	7.75%
Used for next fiscal year expense	6.75%	7.50%	6.75%	7.50%
Expected long-term return on plan assets				
Used for current fiscal year expense	9.50%	9.00%	N/A	N/A
Used for next fiscal year expense	9.00%	9.50%	N/A	N/A
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Rate of increase in health benefit costs	N/A	N/A	6.50%	6.50%
Effects of a change in the assumed rate of health benefit costs				
Effect of a 1 percent increase on:				
Total of service cost and interest cost	N/A	N/A	$ 35	$ 36
Post-retirement benefit obligation	N/A	N/A	$ 381	$ 452
Effect of a 1 percent decrease on:				
Total of service cost and interest cost	N/A	N/A	$ (30)	$ (31)
Post-retirement benefit obligation	N/A	N/A	$ (326)	$ (386)

7. Pension and Post-retirement Plans (continued)

The Company also has defined contribution plans covering certain employees. Company contributions to these plans are based on a percentage of participants' salaries and amounted to approximately $632,700, $570,800 and $668,300 in fiscal years 2002, 2001 and 2000, respectively. The Company contributes to various multi-employer union administered pension plans. Contributions to these plans amounted to approximately $148,000, $180,300 and $178,100 in fiscal years 2002, 2001 and 2000, respectively.

8. Income Taxes

The annual provision for taxes on income, in thousands, is as follows:

Fiscal year ended	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000
Current tax expense (benefit):			
Federal	$ 11,757	$ 4,484	$ 73,851
State	1,213	(253)	6,831
Total current tax expense	12,970	4,231	80,682
Deferred tax expense:			
Federal	13,472	5,450	6,577
State	1,002	1,137	3,692
Total deferred tax expense	14,474	6,587	10,269
Total provision for taxes	$ 27,444	$ 10,818	$ 90,951

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense, in thousands for the years presented, is as follows:

Fiscal year ended	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000
Tax at U.S. statutory rates	$ 26,835	$ 31,592	$ 91,685
State taxes, net of federal tax benefit	1,439	575	6,840
Tax basis in excess of Book basis on sales	–	(21,182)	–
Reversal of excess tax accruals	(1,172)	(1,825)	(7,993)
Non-deductible goodwill amortization	–	1,982	2,003
Other	342	(324)	(1,584)
	$ 27,444	$ 10,818	$ 90,951

The Company utilized state net operating loss carryforwards of $6.2 million in 2001 and $235.0 million in 2000. At December 29, 2002, certain subsidiaries had net operating loss carryforwards available ranging from approximately $1.6 million to $115.7 million in various state jurisdictions, which expire in various years through 2022. Substantial portions of the related deferred tax assets were offset by valuation allowances.

8. Income Taxes (continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets, in thousands, are as follows:

Fiscal year ended	Dec. 29, 2002	Dec. 30, 2001
Deferred tax liabilities:		
Property, plant and equipment	$ 15,291	$ 12,948
Intangibles	33,557	23,472
Retiree benefits	6,941	1,923
Total deferred tax liabilities	55,789	38,343
Deferred tax assets:		
Net operating loss carry forwards	7,082	5,155
Other comprehensive income	13,869	2,572
Other	4,935	3,640
Total deferred tax assets	25,886	11,367
Valuation allowance	(5,239)	(4,995)
Net deferred tax assets	20,647	6,372
Net deferred tax liabilities	$ 35,142	$ 31,971

The Company's valuation allowances for deferred tax assets increased by $244,000 in fiscal year 2002 and by $3.0 million in fiscal year 2001. The Company's federal income tax returns have not been examined by the Internal Revenue Service.

9. Commitments and Contingencies

The Company leases office space, production facilities, warehouse space, and equipment under noncancellable operating leases. These leases contain several renewal options for periods of up to five years. The Company's future minimum lease payments under noncancellable operating leases at December 29, 2002 are as follows (dollars in thousands):

2003	$2,179
2004	1,699
2005	1,064
2006	366
2007	32
Thereafter	24

Total rent expense was $3.3 million, $3.1 million, and $3.0 million for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, respectively.

The Company is involved in certain litigation matters that have arisen in the ordinary course of business. In the opinion of management, the outcome of these legal proceedings should not have a material adverse impact on the Company's financial position or results of operations.

10. Acquisitions and Dispositions

The Company applies the purchase method of accounting for acquisitions. Acquisitions and dispositions of newspaper properties are subject to the finalization of customary purchase price adjustments and closing costs.

In fiscal year 2002, the Company completed three strategic acquisitions. On March 18, 2002, the Company completed the acquisition of the assets of News Gleaner Publications, Inc. and Big Impressions Web Printing, Inc., which are based in Northeast Philadelphia, Pennsylvania. This acquisition includes

10. Acquisitions and Dispositions (continued)

eight weekly newspapers, with total circulation of more than 121,000, serving Northeast Philadelphia, seven monthly publications, with total circulation of nearly 59,000, serving Montgomery County, Pennsylvania, and a commercial printing operation. On March 22, 2002, the Company completed the acquisition of the assets of the Essex, Connecticut-based Hull Publishing, Inc. This acquisition includes one weekly newspaper with total circulation of 5,000, and two annually produced magazines with total distribution of approximately 20,000. On October 14, 2002, the Company completed the acquisition of seven weekly newspapers serving Delaware County, Pennsylvania, with total circulation of 24,000.

In fiscal year 2001, the Company completed five strategic acquisitions. On January 31, 2001, the Company completed the acquisition of the Pennsylvania and New Jersey newspaper operations from Chesapeake Publishing Corporation's Mid-Atlantic Division. This acquisition included 13 publications with non-daily distribution of approximately 90,000. On June 7, 2001, the Company completed the acquisition of the Montgomery Newspaper Group's community newspaper and magazine operations, which is based in Fort Washington, Pennsylvania, from Metroweek Corporation. Total distribution of the 24 non-daily publications acquired from Metroweek Corporation is approximately 285,000. On August 1, 2001, the Company completed the acquisition of the assets of Roe Jan Independent Publishing, Inc., which is based in Hillsdale, New York. Total distribution of the two non-daily publications included in this purchase is approximately 21,000. On September 14, 2001, the Company completed the acquisition of the assets of *The Reporter*, a 19,000-circulation daily newspaper based in Lansdale, Pennsylvania. On October 25, 2001, the Company completed the acquisition of *The Litchfield County Times*, a weekly newspaper based in New Milford, Connecticut, with circulation of approximately 12,000. The acquisition also included three lifestyle magazines serving Litchfield and Fairfield counties in Connecticut and Westchester County, New York, with total monthly distribution of approximately 90,000.

In order to achieve a strategic repositioning in six geographic clusters and a reduction in the Company's leverage, the Company sold its operations in the greater St. Louis area of Missouri in two transactions in August and October of 2000. The Company also sold two daily newspapers and a commercial printing operation in the southern part of central Ohio in early 2001. The proceeds from these sales were used to reduce the Company's outstanding debt, repurchase Company stock and for strategic acquisitions.

11. Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of operations for years ended December 29, 2002 and December 30, 2001:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002[1]				
Revenues	$ 96,633	$ 105,843	$ 100,457	$ 104,821
Operating income	$ 21,118	$ 28,434	$ 23,199	$ 27,597
Net income	$ 9,232	$ 13,818	$ 11,930	$ 14,247
Net income per common share:				
Basic	$ 0.22	$ 0.33	$ 0.29	$ 0.34
Diluted	$ 0.22	$ 0.33	$ 0.28	$ 0.34
2001[1][2]				
Revenues	$ 94,937	$ 98,702	$ 97,618	$ 103,148
Operating income	$ 20,861	$ 25,256	$ 19,596	$ 22,828
Net income	$ 49,405	$ 10,394	$ 8,867	$ 9,466
Net income per common share:				
Basic	$ 1.12	$ 0.25	$ 0.21	$ 0.23
Diluted	$ 1.12	$ 0.25	$ 0.21	$ 0.23

(1) The amounts reported above include operating results of acquisitions and dispositions for the period the operations were owned by the Company (see Note 10, Acquisitions and Dispositions).

(2) Net income and net income per common share for the first quarter of 2001 include an after-tax gain of $42.1 million on the sale of *The Times Reporter* (Dover/New Philadelphia, Ohio) and *The Independent* (Massillon, Ohio).

JOURNAL REGISTER COMPANY
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Adjustments[1]	Charges to Costs and Expenses	Deductions[2]	Balance at End of Period
Year ended December 29, 2002					
Allowance for doubtful accounts	$ 6,365	$ 315	$ 5,025	$ 5,317	$ 6,388
Valuation allowance for deferred tax assets	$ 4,995	$ –	$ 244	$ –	$ 5,239
Year ended December 30, 2001					
Allowance for doubtful accounts	$ 3,443	$ 656	$ 4,585	$ 2,319	$ 6,365
Valuation allowance for deferred tax assets	$ 1,954	$ –	$ 3,041	$ –	$ 4,995
Year ended December 31, 2000					
Allowance for doubtful accounts	$ 6,293	$ (604)	$ 4,195	$ 6,441	$ 3,443
Valuation allowance for deferred tax assets	$ 2,370	$ –	$ –	$ 416	$ 1,954

(1) Allowance for doubtful account adjustments related to acquisitions and dispositions in the respective periods presented. See Note 10 to the consolidated financial statements for discussion of acquisitions and dispositions.

(2) Includes the write-off of uncollectable accounts and a reduction in the valuation allowance for deferred tax assets in the respective periods presented.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information with respect to executive officers of the Company is presented in Part I of this Report under the caption "Executive Officers of the Registrant."

The information appearing under the captions "Proposal 1 - Election of Directors", "Certain Transactions" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement") is incorporated herein by reference.

Item 11. Executive Compensation.

Information appearing under the caption "Executive Compensation" in the 2003 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information appearing under the caption "Security Ownership of Beneficial Owners and Management and Related Stockholder Matters" in the 2003 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

Information appearing under the caption "Certain Transactions" in the 2003 Proxy Statement is incorporated herein by reference.

Item 14. Controls and Procedures

Within 90 days prior to the filing date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them in a timely manner to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the SEC. No significant changes were made in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the Company's most recent evaluation.

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) Financial Statements.

The financial statements are included in Part II, Item 8 of this Report.

Financial Statement Schedules and Supplementary Information Required to be Submitted.

Schedule of Valuation and Qualifying Accounts on Schedule II is included in Part II, Item 8 of this report.

All other schedules have been omitted because they are inapplicable or the required information is shown in the consolidated financial statements or related notes.

(b) Reports on Form 8-K.

The Company filed a Current Report on Form 8-K on November 13, 2002 furnishing under Item 9 hereof certain information regarding the certifications of the Company's Chief Executive Officer and Chief Financial Officer accompanying the Company's Form 10-Q for the quarter ended September 29, 2002.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K (continued)

(c) Index to Exhibits.

The following is a list of all Exhibits filed as part of this Report:

Exhibit No.	Description of Exhibit
*2.1	Master Agreement, dated as of May 17, 1998, by and among each of the persons listed on Annex A and Annex B thereto, Richard G. Schneidman, as Designated Stockholder, and the Company (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K/A, dated June 30, 1998, File No. 1-12955).
*3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3(i) to the Company's Form 10-Q/A Amendment No. 1 for the fiscal quarter ended June 30, 1997, File No. 1-12955 (the "June 1997 Form 10-Q")).
*3.2	Amended and Restated By-laws (filed as Exhibit 3(ii) to the Company's Form 10-Q for the fiscal quarter ended September 30, 1999, File No. 1-12955 (the "September 1999 Form 10-Q)).
*4.1	Company Common Stock Certificate (filed as Exhibit 4.1 the Company's Registration Statement on Form S-1, Registration No. 333-23425 (the "Form S-1")).
*4.2	Rights Agreement dated as of July 17, 2001 between the Company and the Bank of New York, as Rights Agent (filed as Exhibit 4.1 to the Company's Report on Form 8-K dated July 18, 2001, File No. 1-12955).
*10.1(a)	1997 Stock Incentive Plan (filed as Exhibit 10.2 to the June 1997 Form 10-Q).+
*10.1(b)	Amendment to the 1997 Stock Incentive Plan. (filed as Exhibit 10.1(b) to the Company's Form 10-K for fiscal year 2001, File No. 1-12955 (the "2001 Form 10-K). +
*10.2	Management Bonus Plan (filed as Exhibit 10.3 to the June 1997 Form 10-Q). +
*10.3	Supplemental 401(k) Plan (filed as Exhibit 10.4 to the Form S-1). +
*10.4	Registration Rights Agreement by and among Journal Register Company, Warburg, Pincus Capital Company, L.P., Warburg, Pincus Capital Partners, L.P. and Warburg, Pincus Investors, L.P. (filed as Exhibit 10.6 to the June 1997 Form 10-Q).
*10.5	Credit Agreement among Journal Register Company, each of the banks and other financial institutions that is a signatory thereto or which, pursuant to Section 2.01 (c) or Section (b) thereto, becomes a "Lender" thereunder and the Chase Manhattan Bank, as administrative agent for the lenders (filed as Exhibit 10.7 to the September 1999 Form 10-Q).
*10.6	Executive Incentive Compensation Plan (filed as Exhibit 10.7 to the 2001 Form 10-K). +
**10.7	Employment Agreement by and between Journal Register Company and Robert M. Jelenic dated March 5, 2003. +
**10.8	Employment Agreement by and between Journal Register Company and Jean B. Clifton dated March 5, 2003. +
**21.1	Subsidiaries of Journal Register Company.
**23.1	Consent of Ernst & Young LLP.
**24	Power of Attorney (appears on signature page).
**99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Management contract or compensatory plan or arrangement.
* Incorporated by reference.
** Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Trenton, State of New Jersey, on the 27th day of March 2003.

JOURNAL REGISTER COMPANY

By: ______________________
Robert M. Jelenic
Chairman, President and Chief Executive Officer

KNOWN BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints both Robert M. Jelenic and Jean B. Clifton his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 27th day of March 2003.

Signature	Title(s)
Robert M. Jelenic	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
Jean B. Clifton	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer), Secretary and Director
John L. Vogelstein	Director
Errol M. Cook	Director
Gary D. Nusbaum	Director
John R. Purcell	Director
Joseph A. Lawrence	Director
Burton B. Staniar	Director

APPENDIX A
RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

Journal Register Company believes that the use of certain non-GAAP financial measures enables the Company and its analysts, investors and other interested parties to evaluate the Company's results from operations in a more meaningful manner. Accordingly, this information has been disclosed in this Annual Report to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the industry and to provide an analysis of operating results using the same measures used by Journal Register Company's chief operating decision makers to measure the operating results and performance of the Company and its field operations.

Journal Register Company calculates EBITDA as operating income plus depreciation, amortization and other non-cash, special or non-recurring charges. Free cash flow is defined as EBITDA minus capital expenditures, interest and cash taxes. The Company's cash taxes prior to 2001 were reduced substantially as a result of the utilization of net operating loss carry-forwards. Adjusted net income excludes gains on sales of properties and the reversal of certain tax accruals and other one-time charges, while net income on a comparable basis (and the related per share figures) further excludes amortization of goodwill and other indefinite-lived intangible assets to reflect the impact of Statement of Financial Accounting Standards ("SFAS") No. 142, which eliminates the amortization of goodwill and other indefinite-lived intangibles, as if it had been adopted at the beginning of fiscal year 2001. Journal Register Company adopted SFAS No. 142 at the beginning of fiscal year 2002.

These non-GAAP financial measures should not be considered as alternatives to GAAP measures of performance, such as operating income or net income. In addition, Journal Register Company's calculations of these measures may or may not be consistent with the calculations of these measures by other companies.

The tables below provide reconciliations of the differences between (i) operating income and adjusted operating income, (ii) operating income and EBITDA, (iii) operating income and free cash flow and (iv) net income and adjusted net income for fiscal years 1998 through 2002, and the differences between net income and net income on a comparable basis for fiscal years 2001 and 2002.

(Dollars in thousands except per share amounts)	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999	Dec. 31, 1998
Operating income	$ 100,348	$ 88,541	$ 129,256	$ 131,932	$ 119,067
Add: Special charges (1)	—	—	—	—	3,795
Operating Income, as adjusted	$ 100,348	$ 88,541	$ 129,256	$ 131,932	$ 122,862
Add: Depreciation and amortization	14,927	26,317	27,616	28,798	23,844
EBITDA	$ 115,275	$ 114,858	$ 156,871 *	$ 160,730	$ 146,706
EBITDA Margin	28.3%	29.1%	33.8%	34.2%	34.4%
EBITDA	$ 115,275	$ 114,858	$ 156,871 *	$ 160,730	$ 146,706
Deduct: Capital expenditures (2)	(13,010)	(10,857)	(9,955)	(17,438)	(12,914)
Interest expense & other	(23,568)	(30,490)	(48,020)	(52,347)	(45,321)
Cash taxes (3)	(17,066)	(16,375)	(12,195)	(3,574)	(1,719)
Free Cash Flow, as adjusted	$ 61,631	$ 57,136	$ 86,701	$ 87,371	$ 86,752
Free Cash Flow, as adjusted, per common share	$ 1.46	$ 1.34	$ 1.91	$ 1.86	$ 1.78
Net Income, as reported	$ 49,227	$ 78,132	$ 169,381	$ 47,665	$ 41,139
Net Income per diluted common share, as reported	$ 1.16	$ 1.83	$ 3.72	$ 1.02	$ 0.85
Deduct: Reversal of tax accrual	(1,172)	(1,825)	(7,993)	—	—
Gain on sale of operations	—	(42,128)	(112,934)	—	—
Add: Extraordinary and non-recurring items (4)	—	—	—	—	6,843
Net Income, as adjusted	$ 48,055	$ 34,179	$ 48,454	$ 47,665	$ 47,982
Add: Impact of SFAS 142, after-tax	—	9,965			
Net Income, on a comparable basis	$ 48,055	$ 44,143 *			
Net Income per diluted common share, on a comparable basis	$ 1.14	$ 1.03			

(1) Includes expenses related to the cancellation of the Company's convertible debt offering, the integration of the acquired assets of the Goodson Newspaper Group and an increase to certain receivable reserves.

(2) Excludes capital expenditures associated with the construction of the Company's printing facility in Exton, Pennsylvania (Journal Register Offset), which were $22.8 million, $10.8 million and $1.8 million in fiscal years 2001, 2000 and 1999, respectively, and the related capitalized interest of $1.3 million in fiscal year 2001 and $601,000 in fiscal year 2000.

(3) Cash taxes reflect the cash taxes presented on the Company's consolidated statements of cash flows, with the following exceptions: (i) in fiscal year 2000, cash taxes exclude $20.3 million of cash taxes paid on the gain on sale of properties; (ii) in fiscal year 2001, cash taxes were increased to include $4.4 million of cash taxes paid in fiscal year 2000 and used as a credit against cash taxes payable in fiscal year 2001 (such amount was also included in fiscal year 2000 cash taxes); and (iii) in fiscal year 2002, cash taxes excludes the effect of the $4.0 million tax benefit related to the Company's pension contribution and excludes approximately $174,000 paid in fiscal year 2002 that related to prior years.

(4) Represents a charge of $4.5 million (net of tax) related to the early extinguishment of debt in connection with the Company's prior credit agreement and special charges of $2.3 million ($3.8 million, less related tax benefit) in connection with the cancellation of the Company's convertible debt offering, the integration of the acquired assets of the Goodson Newspaper Group and an increase to certain receivable reserves.

* Differences due to rounding.

SHAREHOLDER INFORMATION

Journal Register Company common shares are traded on the New York Stock Exchange under the symbol "JRC."

The Company's transfer agent is the Bank of New York.

Shareholder inquiries should be directed to:
Bank of New York
Shareholder Relations
P.O. Box 11258
New York, NY 10286-1258
P: 1-800-524-4458
email: shareowner-svcs@bankofny.com
www.stockbny.com

Certificate transfers and address changes should be sent to:
Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Annual Meeting
May 14, 2003
10:00 a.m. EST
The War Memorial
West Lafayette Street
Trenton, NJ 08608

Journal Register Company Headquarters
State Street Square
50 West State Street
Trenton, NJ 08608-1298
609-396-2200
www.journalregister.com

Journal Register Company .... **www.journalregister.com**

Greater Philadelphia Cluster

AllAroundPhilly Portal .... www.allaroundphilly.com
AllAround Philly Jobs Portal .... www.allaroundphillyjobs.com
Philly Car Search Portal .... www.phillycarsearch.com

Daily Newspapers

Daily Local News (West Chester, PA) .... www.dailylocal.com
Delaware County Daily Times (Primos, PA) .... www.delcotimes.com
The Mercury (Pottstown, PA) .... www.pottstownmercury.com
The Phoenix (Phoenixville, PA) .... www.phoenixvillenews.com
The Reporter (Lansdale, PA) .... www.thereporteronline.com
The Times Herald (Norristown, PA) .... www.timesherald.com
The Trentonian (Trenton, NJ) .... www.trentonian.com

Non-Daily Publications

Ambler Gazette (Ambler, PA) .... www.amblergazette.com
Avon Grove Sun (West Grove, PA) .... www.avongrovesun.com
Bristol Pilot (Bristol, PA) .... www.bristolpilot.com
Bucks County Advance (Newtown, PA) .... www.advanceofbucks.com
Bucks County Town & Country Magazine (Newtown, PA) .... www.buckscountymagazine.com
Central Bucks Life (Ft. Washington, PA) .... www.centralbuckslife.com
The Central Record (Medford, NJ) .... www.medfordcentralrecord.com
Chadds Ford Post (Kennett Square, PA) .... www.chaddsfordpost.com
Coatesville Ledger (Downingtown, PA) .... www.coatesvilleledger.com
The Colonial (Ft. Washington, PA) .... www.colonialnews.com
Columbia Ledger (Columbia, PA) .... www.columbialedger.com
Community News (Browns Mill, NJ) .... www.sjcommunitynews.com
County Press Newspapers (Newtown Square, PA) .... www.countypressonline.com
Donegal Ledger (Donegal, PA) .... www.donegalledger.com
Downingtown Ledger (Downingtown, PA) .... www.downingtownledger.com
Doylestown Patriot (Doylestown, PA) .... www.doylestownpatriot.com
Elizabethtown Chronicle (Elizabethtown, PA) .... www.elizabethtownchronicle.com
The Globe (Ft. Washington, PA) .... www.globenewspaper.com
Germantown Courier (Philadelphia, PA) .... www.germantowncourier.com
Haddon Herald (Hadden Heights, NJ) .... www.haddonherald.com
Hershey Chronicle (Hershey, PA) .... www.hersheychron.com
The Kennett Paper (Kennett Square, PA) .... www.kennettpaper.com
Lafayette Hill Journal (Conshohocken, PA) .... www.lafayettehilljournal.com
Leader (Philadelphia, PA) .... www.wolleader.com
Life Newspapers (Philadelphia, PA) .... www.lifenewspaper.com
Main Line Life (Ardmore, PA) .... www.mainlinelife.com
Main Line Times (Ardmore, PA) .... www.mainlinetimes.com
Maple Shade Progress (Maple Shade, PA) .... www.mapleshadeprogress.com
Montgomery Life (Ft. Washington, PA) .... www.montgomerylife.com
Mt. Airy Times Express (Philadelphia, PA) .... www.mtairytimesexpress.com
New Egypt Press (New Egypt, NJ) .... www.newegyptpress.com
New Hope Gazette (New Hope, PA) .... www.newhopegazette.com
News Herald (Perkasie, PA) .... www.perkasienewsherald.com
News of Delaware County (Havertown, PA) .... www.newsofdelawarecounty.com
News Report (Turnersville, PA) .... www.wtnewsreport.com
News Gleaner (Philadelphia, PA) .... www.newsgleaner.com
Newsweekly (Moorestown, NJ) .... www.moorestownnewsweekly.com
New Jersey Golf News (Ft. Washington, PA) .... www.njgolfnews.net
North Penn Life (Lansdale, PA) .... www.northpennlife.com
Olney Times (Philadelphia, PA) .... www.olneytimes.com
Oxford Tribune (Oxford, PA) .... www.oxfordtribune.com
Parkesburg Post Ledger (Quarryville, PA) .... www.parkesburgledger.com
Pennington Post (Pennington, NJ) .... www.penningtonpost.com
Philadelphia Golfer (Ft. Washington, PA) .... www.philadelphiagolfer.net
Penny Pincher (Pottstown, PA) .... www.pennypincherpa.com
The Plain Dealer (Turnersville, PA) .... www.theplain-dealer.com
The Public Spirit (Hatboro, PA) .... www.thepublicspirit.com
Record Breeze (Turnersville, PA) .... www.recordbreeze.com
The Recorder (Conshohocken, PA) .... www.conshyrecorder.com
The Review (Philadelphia, PA) .... www.roxreview.com
Solanco Sun Ledger (Quarryville, PA) .... www.solancosunledger.com
Souderton Independent (Souderton, PA) .... www.soudertonindependent.com
Springfield Sun (Springfield, PA) .... www.springfieldsun.com
Suburban Advertiser (Wayne, PA) .... www.suburbanadvertiser.com
The Suburban & Wayne Times (Wayne, PA) .... www.waynesuburban.com
The Suburban King of Prussia Courier (Wayne, PA) .... www.kingofprussiacourier.com
The Times Chronicle (Glenside, PA) .... www.thetimeschronicle.com
Town Talk News (Media, PA) .... www.towntalknews.com
Valley Item, (Perkiomen Valley, PA) .... www.valleyitem.com
Yardley News (Yardley, PA) .... www.yardleynews.com

Connecticut Cluster

CTCentral Portal .... www.ctcentral.com

Daily Newspapers

New Haven Register (New Haven, CT) .... www.newhavenregister.com
Bristol Press (Bristol, CT) .... www.bristolpress.com
Middletown Press (Middletown, CT) .... www.middletownpress.com
New Britain Herald (New Britain, CT) .... www.newbritainherald.com
Register Citizen (Torrington, CT) .... www.registercitizen.com

Non-Daily Publications

Bethel Beacon (Bethel, CT) .... www.bethelbeacon.com
Bloomfield Journal (Bloomfield, CT) .... www.bloomfieldjournal.com
Branford Review (Branford, CT) .... www.branfordreview.com
Brookfield Journal (Brookfield, CT) .... www.brookfieldjournal.com
Clinton Recorder (Clinton, CT) .... www.clintonrecorder.com
Connecticut Magazine (Trumbull, CT) .... www.connecticutmag.com
County Kids (Westport, CT) .... www.countykids.com
The Dolphin (New London, CT) .... www.dolphin-news.com
East Hartford Gazette (East Hartford, CT) .... www.easthartfordgazette.com
East Haven Advertiser (East Haven, CT) .... www.easthavenadvertiser.com
Fairfield Minuteman (Fairfield, CT) .... www.fairfieldminuteman.com
Farmington Valley Post (Farmington, CT) .... www.farmingtonvalleypost.com
Foothills Trader (Torrington, CT) .... www.foothillstrader.com
Hamden Chronicle (Hamden, CT) .... www.hamdenchronicle.com
Kent Good Times Dispatch (Kent, CT) .... www.kentdispatch.com
Litchfield County Times (New Milford, CT) .... www.litchfieldcountytimes.com
Litchfield Enquirer (Litchfield, CT) .... www.litchfieldenquirer.com
Main Street News (Centerbrook, CT) .... www.mainstnews.com
Milford Weekly (Milford, CT) .... www.milfordweekly.com
New Milford Times (New Milford, CT) .... www.newmilfordtimes.com
Newington Town Crier (Newington, CT) .... www.newingtontowncrier.com
North Haven Post (North Haven, CT) .... www.northhavenpost.com
Orange Bulletin (Orange, CT) .... www.orangebulletin.com
Pictorial Gazette (Old Saybrook, CT) .... www.pictorialgazette.com
Regional Standard (Colchester, CT) .... www.regionalstandard.com
Rocky Hill Post (Rocky Hill, CT) .... www.rockyhillpost.com
Shoreline Times (Guilford, CT) .... www.shorelinetimes.com
Stratford Bard (Stratford, CT) .... www.stratfordbard.com
Thomaston Express (Thomaston, CT) .... www.thomastonexpress.com
Valley News and Valley Life (W. Hartford, CT) .... www.ctvalleynews.com
Wallingford Voice (Wallingford, CT) .... www.wallingfordvoice.com
West Hartford News (West Hartford, CT) .... www.westhartfordnews.com
West Haven News (West Haven, CT) .... www.westhavennews.com
Westport Minuteman (Westport, CT) .... www.westportminuteman.com
Wethersfield Post (Wethersfield, CT) .... www.wethersfieldpost.com
Windsor Journal (Windsor, CT) .... www.windsorjournal.com
Windsor Locks Journal (Windsor Locks, CT) .... www.windsorlocksjournal.com

Greater Cleveland Cluster

AllAroundCleveland Portal .... www.allaroundcleveland.com
AllAroundCleveland Jobs Portal .... www.allaroundclevelandjobs.com
Cleveland Car Search Portal .... www.clevelandcarsearch.com

Daily Newspapers

Morning Journal (Lorain, OH) .... www.morningjournal.com
The News-Herald (Willoughby, OH) .... www.news-herald.com

Central New England Cluster

RICentral Portal .... www.ricentral.com

Daily Newspapers

The Call (Woonsocket, RI) .... www.woonsocketcall.com
The Herald News (Fall River, MA) .... www.heraldnews.com
Kent County Daily Times (West Warwick, RI) .... www.kentcountytimes.com
Taunton Daily Gazette (Taunton, MA) .... www.tauntongazette.com
The Times (Pawtucket, RI) .... www.pawtuckettimes.com

Non-Daily Publications

Chariho Times (Chariho, RI) .... www.charihotimes.com
Coventry Courier (Coventry, RI) .... www.coventrycourier.com
The East Greenwich Pendulum (E. Greenwich, RI) .... www.eastgreenwichpendulum.com
Narragansett Times (Narragansett, RI) .... www.narragansetttimes.com
The Standard-Times (North Kingston, RI) .... www.nkstandardtimes.com

Capital-Saratoga Cluster

Capital Central Portal .... www.capitalcentral.com

Daily Newspapers

The Oneida Daily Dispatch (Oneida, NY) .... www.oneidadispatch.com
The Record (Troy, NY) .... www.troyrecord.com
Saratogian (Saratoga Springs, NY) .... www.saratogian.com

Non-Daily Publications

Community News (Clifton Park, NY) .... www.cnweekly.com

Mid-Hudson Cluster

MidHudsonCentral Portal .... www.midhudsoncentral.com

Daily Newspaper

Daily Freeman (Kingston, NY) .... www.dailyfreeman.com

Non-Daily Publications

Gazette Advertiser (Rhinebeck, NY) .... www.gazetteadvertiser.com
Harlem Valley Times (Amenia, NY) .... www.harlemvalleytimes.com
HudsonValleyGuide (Millbrook, NY) .... www.hudsonvalleyguide.com
Hyde Park Townsman (Hyde Park, NY) .... www.hydeparktownsman.com
The Independent (Hillsdale, NY) .... www.indenews.com
Millbrook Round Table (Millbrook, NY) .... www.millbrookroundtable.com
Pawling News Chronicle (Pawling, NY) .... www.pawlingnewschronicle.com
Putnam County Courier (Carmel, NY) .... www.putnamcountycourier.com
The Register Herald (Pine Plains, NY) .... www.theregisterherald.com
Voice Ledger (Millbrook, NY) .... www.voiceledger.com


PLEASANT
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Journal Register
COMPANY

State Street Square
50 West State Street
Trenton, NJ 08608-1298
609-396-2200
www.journalregister.com